Form 10-K, Exhibit 13
period 1994-03-31
ZERO CORP
filed 1994-06-29
CIK 109284

FIVE-YEAR CONSOLIDATED FINANCIAL HIGHLIGHTS
(In $000s except per share data)

    Year Ended March 31,                                       1994         1993           1992           1991           1990
Net Sales                                                    $171,821     $160,466       $160,279       $189,479       $196,928

Net Income                                                     12,851       11,635          9,695         10,761         16,114

Working Capital                                                66,980       59,576         56,223         56,544         57,434

Total Assets                                                  158,734      153,871        150,479        156,680        147,526

Stockholders' Equity                                          136,477      128,671        123,065        119,286        115,609

Long-term Obligations                                              --           --          1,172          2,429          3,259

Return on Average Stockholders' Equity                            9.8%         9.3%           8.1%           9.0%          14.6%

Current Ratio                                                   5.0:1        3.9:1          3.8:1          3.0:1          3.6:1

Per Share Data:

         Earnings                                               $0.81        $0.74          $0.62          $0.68          $1.02

         Dividends Paid                                          0.40         0.40           0.40           0.40           0.39

         Stockholders' Equity                                    8.57         8.15           7.83           7.61           7.32

                                 Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
  FINANCIAL CONDITION


Management's Discussion and Analysis of Results of Operations and Financial
  Condition includes the Five-Year Consolidated Financial Highlights on the inside front cover and the following additional information.

RESULTS OF OPERATIONS

For the years ended March 31, 1994, 1993 and 1992, Net Income was $12,851,000,
  $11,635,000 and $9,695,000 and Earnings Per Share were $.81, $.74 and $.62, respectively.

Net Sales in fiscal 1994 grew 7.1% over the amount reported in fiscal 1993. This compares to a minor sales growth in 1993 when compared to 1992. The increase in 1994 was primarily attributable to higher sales applicable to the communication/instrumentation, data processing/peripherals and the airline/air cargo markets, as well as the acquisition of a case hardware business in August 1993. In fiscal 1993, similar growth in the communication/ instrumentation and data processing/peripherals markets was offset by weakness in the airline/air cargo, consumer and government/military markets.

Cost of sales, as a percentage of Net Sales, was 65.2% in 1994 versus 64.8% in 1993 and 66.5% in 1992. Over the past several years, the Company has benefited from cost-containment efforts, including the relocation and restructuring of several facilities, and stable material costs, partially offset by changes in product mix and pricing strategies.

Selling and administrative expenses, as a percentage of Net Sales, decreased to 20.9% in 1994 from 21.6% in 1993 and 22.1% in 1992 primarily as a result of net sales fluctuations and cost-containment efforts.


EFFECT OF INFLATION - Price increases have not contributed significantly to increases in the Company's Net Sales. The impact of rising costs of labor, material and supplies, and equipment has been mitigated by changes in product design, overall manufacturing and purchasing efficiencies and effective management and control of operating expenses.

LIQUIDITY AND CAPITAL RESOURCES - At March 31, 1994, the Company's primary source of liquidity was $33,368,000 of cash and short-term investments. Working capital increased to $66,980,000 from $59,576,000 at March 31, 1993 as a result of higher earnings and operating efficiencies. During 1994, the Company repaid the remaining portion of its outstanding long-term debt.

Cash provided by operating activities was $14,817,000 in 1994, $19,299,000 in 1993 and $17,311,000 in 1992, while property additions during those years were $4,160,000, $5,236,000 and $7,176,000, respectively. The higher property additions during 1992 were the result of plant relocations.

Management believes cash from operations, together with the Company's short-term investments and ability to obtain financing, will provide sufficient funds to finance current and forecasted operations, including potential acquisitions. The Company will continue to invest its cash reserves in liquid, lower-risk investments.

CONTINGENCIES - The Company has been notified by governmental agencies that it may be potentially responsible for costs associated with the investigation and remediation of eight sites where soil and/or groundwater contamination is alleged. The Company has responded to these notices and is working with the governmental agencies and other parties involved to resolve these matters. The Company has provided reserves to cover those costs which can be reasonably estimated. Refer to Note 7 of Notes to Consolidated Financial Statements for further discussion of environmental and other contingencies.

                                  Exhibit 13

STATEMENTS OF CONSOLIDATED INCOME

               Year Ended March 31,                                 1994           1993           1992
Net Sales                                                       $171,821,000   $160,466,000   $160,279,000

Interest Income                                                      984,000        902,000      1,180,000

Other Income                                                       1,078,000      1,204,000      1,839,000
                                                                ------------   ------------   ------------
                  Total Revenue                                  173,883,000    162,572,000    163,298,000
                                                                ------------   ------------   ------------

Costs and Expenses

         Cost of sales (exclusive of depreciation)               111,985,000    104,044,000    106,512,000

         Selling and administrative expenses                      35,984,000     34,635,000     35,345,000

         Depreciation                                              4,470,000      4,372,000      4,625,000

         Interest expense                                            481,000        519,000        756,000
                                                                ------------   ------------   ------------
                  Total Costs and Expenses                       152,920,000    143,570,000    147,238,000
                                                                ------------   ------------   ------------

Income Before Income Taxes                                        20,963,000     19,002,000     16,060,000

Income Taxes                                                       8,112,000      7,367,000      6,365,000
                                                                ------------    -----------    -----------
Net Income                                                       $12,851,000    $11,635,000     $9,695,000
                                                                ============    ===========    ===========
Earnings Per Common Share                                              $0.81          $0.74          $0.62
                                                                ============    ===========    ===========


The notes to consolidated financial statements are an integral part of these statements.

                                  Exhibit 13

CONSOLIDATED BALANCE SHEETS

                                                                                               MARCH 31,
                                                                                          1994           1993
ASSETS

Current Assets

  Cash and cash equivalents                                                            $14,843,000     $9,546,000

  Short-term investments                                                                18,525,000     20,865,000

  Receivables (less allowances for doubtful accounts of $829,000 in 1994 and
    $886,000 in 1993)                                                                   24,487,000     23,164,000

  Inventories

    Raw materials and supplies                                                          12,000,000     11,657,000

    Work in process                                                                      6,589,000      6,530,000

    Finished goods                                                                       3,253,000      3,481,000

Other (including deferred tax benefit of $2,979,000 in 1994 and $3,919,000 in 1993)      4,216,000      4,829,000
                                                                                      ------------   ------------
             Total Current Assets                                                       83,913,000     80,072,000
                                                                                      ------------   ------------
Net Property, Plant and Equipment                                                       29,863,000     29,005,000

Goodwill (less accumulated amortization of $8,533,000 in 1994 and $7,537,000 in 1993)   30,649,000     31,647,000

Other Assets                                                                            14,309,000     13,147,000
                                                                                      ------------   ------------
             Total Assets                                                             $158,734,000   $153,871,000
                                                                                      ============   ============

The notes to consolidated financial statements are an integral part of these statements.

                                  Exhibit 13

CONSOLIDATED BALANCE SHEETS

                                                                                                            MARCH 31,
                                                                                                       1994           1993

LIABILITIES

Current Liabilities

         Current portion of long-term debt                                                          $  --              $197,000

         Accounts payable                                                                              6,039,000      5,054,000

         Income taxes payable                                                                            384,000      2,260,000

         Accrued liabilities

                  Other taxes                                                                            468,000        506,000

                  Wages and commissions                                                                5,375,000      6,542,000

                  Workers' compensation                                                                  980,000      1,269,000

                  Other                                                                                3,687,000      4,668,000
                                                                                                    ------------   ------------
                           Total Current Liabilities                                                  16,933,000     20,496,000
                                                                                                    ------------   ------------

Non-Current Liabilities (including deferred compensation of $4,846,000 in 1994
         and $4,332,000 in 1993)                                                                       5,324,000      4,704,000


STOCKHOLDERS' EQUITY

         Preferred stock - authorized 1,000,000 shares of $.01 par value; none issued

         Common stock - authorized 30,000,000 shares of $.01 par value; outstanding
                  shares, 16,079,500 in 1994 and 15,953,203 in 1993                                      161,000        160,000

         Additional paid-in capital                                                                   30,605,000     28,273,000

         Retained earnings                                                                           107,509,000    102,020,000
                                                                                                    ------------   ------------
                                                                                                     138,275,000    130,453,000

         Foreign currency translation adjustments                                                       (124,000)      (105,000)

         Treasury stock (162,390 shares in 1994 and 162,700 shares in 1993), at cost                  (1,674,000)    (1,677,000)
                                                                                                    ------------   ------------
                           Total Stockholders' Equity                                                136,477,000    128,671,000
                                                                                                    ------------   ------------
                           Total Liabilities and Stockholders' Equity                               $158,734,000   $153,871,000
                                                                                                    ============   ============

The notes to consolidated financial statements are an integral part of these statements.

                                  Exhibit 13

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                                  Foreign
                                                                   Additional                     Currency
                                       Oustanding      Common        Paid-in       Retained      Translation      Treasury
                                         Shares         Stock        Capital       Earnings      Adjustments        Stock

Balance at March 31, 1991             15,843,004     $158,000    $26,632,000    $93,629,000       $544,000      ($1,677,000)

Net income for the year                 --            --            --            9,695,000       --              --

Cash dividends declared - $.40
 per share                              --            --            --           (6,281,000)      --              --

Exercise of stock options                 32,283        1,000        604,000       (249,000)      --              --

Foreign currency translation
 adjustments                            --            --            --             --                9,000        --
                                      ----------     --------    -----------   ------------      ---------      -----------
Balance at March 31, 1992             15,875,287      159,000     27,236,000     96,794,000        553,000       (1,677,000)

Net income for the year                 --            --            --           11,635,000       --              --

Cash dividends declared - $.40
 per share                              --            --            --           (6,289,000)      --              --

Exercise of stock options                 77,916        1,000      1,037,000       (120,000)      --              --

Foreign currency translation
 adjustments                            --            --            --             --             (658,000)       --
                                      ----------     --------    -----------   ------------      ---------      -----------
Balance at March 31, 1993             15,953,203      160,000     28,273,000    102,020,000       (105,000)      (1,677,000)

Net income for the year                 --            --            --           12,851,000       --              --

Cash dividends declared - $.40
 per share                              --            --            --           (6,340,000)      --              --

Exercise of stock options and
 issuance of treasury stock              126,297        1,000      2,332,000     (1,005,000)      --                  3,000

Foreign currency translation
 adjustments and other                  --            --            --              (17,000)       (19,000)       --
                                      ----------     --------    -----------   ------------      ---------      -----------
Balance at March 31, 1994             16,079,500     $161,000    $30,605,000   $107,509,000      ($124,000)     ($1,674,000)
                                      ==========     ========    ===========   ============      =========      ===========


The notes to consolidated financial statements are an integral part of these statements.

                                  Exhibit 13

STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                       Year Ended March 31,                  1994      1993           1992

CASH FLOW FROM OPERATING ACTIVITIES:

Net income                                                                            $12,851,000    $11,635,000     $9,695,000

Adjustments to reconcile net income to net cash provided by operating activities :

         Depreciation and amortization                                                  5,466,000      5,366,000      5,666,000

         Changes in operating assets and liabilities net of effect of business acquisitions:

                  Decrease (increase) in accounts receivable                             (873,000)       394,000      5,708,000
                  Decrease in inventories                                                 226,000      1,801,000      5,028,000
                  Increase in other non-current assets                                 (1,162,000)      (794,000)      (828,000)
                  Increase (decrease) in accounts payable                                 985,000      1,035,000       (926,000)
                  Increase (decrease) in accrued liabilities                           (4,021,000)       500,000     (7,619,000)
                  Increase (decrease) in other non-current liabilities                    711,000     (1,248,000)       112,000

         Other                                                                            634,000        610,000        475,000
                                                                                      -----------    -----------    -----------
Net cash provided by operating activities                                              14,817,000     19,299,000     17,311,000
                                                                                      -----------    -----------    -----------
CASH FLOW FROM INVESTING ACTIVITIES:

         (Purchases) sales of short-term investments, net                               2,010,000    (10,476,000)       277,000

         Purchase of non-cash assets of acquired business                              (2,100,000)      ---            ---

         Expenditures for property, plant and equipment                                (4,160,000)    (5,236,000)    (7,176,000)
         Other                                                                            280,000        631,000        893,000
                                                                                      -----------    -----------    -----------
Net cash required by investing activities                                              (3,970,000)   (15,081,000)    (6,006,000)
                                                                                      -----------    -----------    -----------

CASH FLOW FROM FINANCING ACTIVITIES:

         Cash dividends paid                                                           (6,340,000)    (6,289,000)    (6,281,000)

         Payments of long-term debt                                                      (197,000)    (2,149,000)    (1,522,000)

         Exercise of stock options                                                      1,331,000        918,000        356,000

         Other (including effect of exchange rate changes)                               (344,000)      (462,000)       (17,000)
                                                                                      -----------     ----------    -----------
Net cash required by financing activities                                              (5,550,000)    (7,982,000)    (7,464,000)
                                                                                      -----------     ----------    -----------
Net increase (decrease) in cash and cash equivalents                                    5,297,000     (3,764,000)     3,841,000

Cash and cash equivalents at beginning of period                                        9,546,000     13,310,000      9,469,000
                                                                                      -----------     ----------    -----------
Cash and cash equivalents at end of period                                            $14,843,000     $9,546,000    $13,310,000
                                                                                      ===========     ==========    ===========

The notes to consolidated financial statements are an integral part of these statements.

                                  Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Significant Accounting Policies:

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash Equivalents - Cash equivalents include mutual funds and other highly liquid investments purchased with maturities of three months or less. As of March 31, 1994 and 1993, the carrying values of cash equivalents approximated fair market values.

Short-Term Investments - Short-term investments at March 31, 1994 and 1993 consisted primarily of treasury notes and municipal bonds. Municipal bonds are carried at the lower of aggregate cost (computed on a first-in, first-out basis) or market. Based on quoted market prices, the aggregate fair value of short-term investments as of March 31, 1994 and 1993 was $18,550,000 and $20,944,000, respectively.

Inventories - Substantially all of the Company's inventories are stated at the lower of cost (first-in, first-out or average) or market.

Property, Plant and Equipment - Property, plant and equipment is recorded at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Capital leases and leasehold improvements are amortized over the life of the related assets or the life of the lease, whichever is shorter.

Goodwill - Costs in excess of the value of net assets acquired in purchase transactions are being amortized over periods of up to 40 years.

Earnings per Common Share - Earnings per common share are computed using the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding, which for 1994, 1993 and 1992 was 15,958,366, 15,791,972 and 15,733,093, respectively.

Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the year-end exchange rate. Gains and losses from this translation are being accumulated in stockholders' equity. The related income statement is translated at the average exchange rate for the year.

Supplemental Cash Flow Information - For the years ended March 31, 1994, 1993 and 1992 cash paid for interest was $20,000, $157,000 and $299,000 and cash paid for income taxes was $8,588,000, $6,152,000 and $5,809,000, respectively.

NOTE 2 Property, Plant and Equipment:

Property, plant and equipment and accumulated depreciation at March 31, 1994 and 1993 consisted of:

                                 Estimated
                               Useful Lives          1994           1993
Land                                          $ 2,780,000    $ 2,780,000
Buildings/land improvements     10-40 years    16,465,000     15,809,000
Machinery/equipment              3-15 years    50,696,000     48,781,000
Leasehold improvements            5-9 years     3,725,000      3,351,000
                                              -----------    -----------
    Total                                      73,666,000     70,721,000

Less accumulated depreciation                  43,803,000     41,716,000
                                              -----------    -----------
         Net property, plant
         and equipment                        $29,863,000    $29,005,000
                                              ===========    ===========

NOTE 3 Employee Benefits:

The Company has a defined contribution pension plan which, except for employees covered by collective bargaining agreements, covers all employees of U.S. divisions which have elected to participate and who have completed at least one year of service. The pension plan cost, which is fully funded on a current basis, is based upon percentages of eligible employees' compensation. The Company's contributions to the plan aggregated $1,460,000, $1,253,000 and $1,331,000 in 1994, 1993 and 1992, respectively.

The Company has nonqualified deferred compensation plans covering key employees who can elect to have a portion of their compensation deferred. The amounts set aside earn interest at rates generally higher than the average prime interest rate compounded semi-annually. Interest expense accrued on the participants' accounts totalled $463,000, $356,000 and $437,000 in 1994, 1993 and 1992, respectively. Generally, payment of a participant's account balance will be deferred until death, disability or retirement.

NOTE 4 Common Stock :

The Company has a nonqualified and incentive stock option plan which provides for the granting to directors, officers and other key employees of options to purchase shares of the Company's stock at a price not less than the fair market value on the date of grant. Options are granted for terms of five years and are exercisable in annual installments (generally one-third of the total grant) commencing one year from date of grant, on a cumulative basis.

The Company's stock option plan also provides for the granting of stock appreciation rights (SARs) in tandem with options. The SARs entitle a holder to receive an amount equal to the excess of the fair market value of the Company's common stock on the date of exercise over the option price. The exercise of SARs automatically cancels an equal number of related options. Compensation expense recognized in connection with SARs during the years ended March 31, 1994, 1993 and 1992 was not material.

                                  Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the number of shares subject to options during the three years ended March 31, 1994, are summarized as follows:

                                                                       1994            1993            1992
Outstanding at beginning of year                                      793,593         689,388         592,310

Options granted
         (1994, $13.56 to $13.75 per share;
         1993, $11.31 to $11.81 per share;
         1992, $11.56 to $14.38 per share)                            219,800         245,700         208,550
Options exercised
         (1994, $10.38 to $15.25 per share;
         1993 and 1992, $10.38 to $12.24 per share)                  (195,626)        (86,280)        (48,933)
Options cancelled as a result of SARs exercised
         (1994, $12.24 per share;
         1993, none;
         1992, $12.04 per share)                                       (1,142)        ---             (11,875)
Options cancelled or expired
         (1994, $10.38 to $17.50 per share;
         1993 and 1992, $10.38 to $15.25 per share)                   (44,625)        (55,215)        (50,664)
                                                                      -------         -------         -------
Outstanding at end of year
         ($10.38 to $17.50 per share)                                 772,000         793,593         689,388
                                                                      =======         =======         =======

Of the total outstanding options at March 31, 1994 and 1993, options for 320,750 and 330,029 shares, respectively, were exercisable; and options for 223,751, 154,233 and 73,266 shares will become exercisable during the fiscal years ending March 31, 1995 through 1997, respectively. At March 31, 1994, options for 38,329 shares remained available for future grants.

NOTE 5 Income Taxes:

Effective April 1, 1993, the Company adopted SFAS No. 109, "Accounting for
  Income Taxes." The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred approach (APB 11) to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Financial statements for prior years have not been restated and the cumulative effect of the accounting change was not material.

The provision for income taxes is summarized as follows:

                                              1994          1993           1992
Current:
         Federal                              $6,451,000    $5,744,000     $3,979,000
         State                                 1,332,000     1,552,000        887,000
         Other                                   (48,000)     (105,000)        98,000
Deferred:
         Federal  - Plant relocation           ---             209,000      1,651,000
                  - Other reserves
                    and accruals                  54,000      (210,000)      (601,000)
                  - Other                        221,000        53,000        263,000
                                              ----------    ----------     ----------
                                                 275,000        52,000      1,313,000
                                              ----------    ----------     ----------
         State                                   102,000        19,000        368,000
         Other                                 ---             105,000       (280,000)
                                              ----------    ----------     ----------
         Total                                $8,112,000    $7,367,000     $6,365,000
                                              ==========    ==========     ==========

Deferred tax assets and liabilities were comprised of the following as of March
  31, 1994:

                                          Deferred Tax  Deferred Tax
                                             Assets      Liabilities

Depreciation/amortization                                  $2,300,000
Provision for estimated expenses            $1,597,000
Employee benefit plans                       3,210,000
State and foreign taxes                        391,000
Other                                                       1,065,000
                                            ----------     ----------
                  Total                     $5,198,000     $3,365,000
                                            ==========     ==========

A reconciliation between the income taxes computed at the Federal statutory rate and the provision for income taxes is as follows:

                                1994          1993          1992
Income taxes computed at the
  Federal statutory rate      $7,337,000    $6,461,000     $5,460,000
State income taxes net of
  Federal income tax benefit     932,000     1,037,000        828,000
Tax exempt income               (244,000)     (154,000)      (210,000)
Other                             87,000        23,000        287,000
                              ----------    ----------     ----------
Total provision               $8,112,000    $7,367,000     $6,365,000
                              ==========    ==========     ==========
Effective income tax rate          38.7%         38.8%          39.6%
                                   ====          ====           ====

Note 6 Commitments:

Future minimum lease payments under operating leases at March 31, 1994 are summarized as follows:

Year Ending March 31:
         1995                 $2,181,000
         1996                  1,885,000
         1997                  1,474,000
         1998                  1,174,000
         1999                  1,174,000
         thereafter            3,935,000
                             -----------
                  Total      $11,823,000
                             ===========

Rental expense under operating leases was $2,141,000, $2,390,000 and $2,525,000 for 1994, 1993 and 1992, respectively. Obligations under capital leases at March 31, 1994 were not material.

NOTE 7  Contingent Liabilities:

Environmental Matters -
The Company has been identified as a potentially responsible party (PRP) by various Federal and State authorities for cleanup at eight sites, the most significant being in Burbank, California referred to as the Glendale North Operable Unit of the San Fernando Valley Superfund Site (the Site). In March 1994, the Company, along with twenty-three other PRPs, entered into a consent decree with the U.S. Environmental Protection Agency relating to the remedial design work necessary for implementing a groundwater extraction and treatment system for the Site. The current estimate for such remedial design work is approximately $3.6 million of which the Company's current share is approximately $330,000. The Company has provided reserves for its share of the remedial design costs for the Site and other cleanup costs associated with the other sites to the extent they could be reasonably estimated. However, the Company's ultimate liability related to these environmental matters mentioned above will be dependent upon a variety of factors including changes in the designs and costs of remediation systems, and the addition or elimination of participating PRPs, and therefore cannot be reasonably estimated at this time. The Company has also filed claims and commenced litigation against certain of its insurance carriers for recovery of expenditures.

Other  Matters -
The Company has responded to an administrative subpoena received from the U.S.
  Government General Services Administration (GSA), Office of Inspector General, seeking documents related to certain GSA contracts of a division of the Company. The matter is in a preliminary stage and the Company is unable to accurately assess the situation further at this time; however, the Company believes that the subpoena was directed to an examination of freight charges under the contracts.

The Company is subject to other legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, any liability that may result from the resolution of these matters will not have a material adverse effect on its financial statements.

                                  Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 Segment Information:

Business segment information as of and for the years ended March 31, 1994, 1993 and 1992 is as follows:

                                     1994                            1993                               1992
                          Encl. and                        Encl. and                          Encl. and
(In $000s)                Accessories   Other     Total    Accessories    Other      Total    Accessories    Other      Total
Sales                      $141,754   $30,067   $171,821    $135,208    $25,258    $160,466    $132,031    $28,248    $160,279
                           ========   =======   ========    ========    =======    ========    ========    =======    ========
Operating profit             21,380     2,001     23,381      19,181      2,018      21,199      15,461      2,983      18,444
                           ========   =======                =======    =======                ========    =======
General corporate
  income (expenses), net                          (1,937)                            (1,678)                            (1,628)
Interest expense                                    (481)                              (519)                              (756)
                                                --------                             ------                            -------
Income before taxes                              $20,963                            $19,002                            $16,060
                                                ========                            =======                            =======
Identifiable assets        $ 93,907    $16,715  $110,622     $ 94,809    $16,772   $111,581    $ 96,557     $18,553   $115,110
                           ========    =======               ========    =======               ========     =======
Corporate assets                                  48,112                             42,290                             35,369
                                                --------                           --------                           --------
Total assets                                    $158,734                           $153,871                           $150,479
                                                ========                           ========                           ========
Depreciation               $  3,563    $   907  $  4,470     $  3,479    $   893   $  4,372     $  3,786    $   839     $4,625
                           ========    =======  ========     ========     ======   ========     ========     ======   ========
Capital expenditures       $  3,811    $   349  $  4,160     $  4,762    $   474   $  5,236     $  6,435    $   741   $  7,176
                           ========    =======  ========     ========     ======   ========     ========     ======   ========

The Company's business primarily consists of enclosures and accessories including the design, manufacture and sale of metal and plastic enclosures, cabinets, instrument cases, aluminum luggage, camera cases, industrial carrying cases, cargo enclosures, card cages for printed circuit boards, as well as precision slides, blowers, fans, cooling systems and wire wrap services and other similar products. The Company also manufactures and sells thermoformed plastic parts, metal stampings, case hardware, aircraft cargo hardware, food service containers and other custom metal products.

Sales under United States Government contracts and subcontracts accounted for approximately 12%, 15% and 18% of total sales in 1994, 1993 and 1992, respectively.

NOTE 9 Quarterly Results of Operations (unaudited):

The following is a summary of the unaudited quarterly results of operations for the two years ended March 31, 1994:

                                             Total          Gross     Income Before      Net       Earnings Per
Quarter Ended:                              Revenues       Profit     Income Taxes     Income      Common Share
1994
March 31, 1994                             $44,984,000    $15,285,000   $5,517,000     $3,514,000          $0.22
December 31, 1993                           42,611,000     13,855,000    4,774,000      2,885,000           0.18
September 30, 1993                          45,009,000     15,059,000    5,780,000      3,446,000           0.22
June 30, 1993                               41,279,000     14,044,000    4,892,000      3,006,000           0.19

1993
March 31, 1993                             $41,642,000    $14,346,000   $5,430,000     $3,395,000          $0.22
December 31, 1992                           41,152,000     13,272,000    4,491,000      2,704,000           0.17
September 30, 1992                          39,578,000     13,345,000    4,349,000      2,672,000           0.17
June 30, 1992                               40,200,000     13,909,000    4,732,000      2,864,000           0.18

                                  Exhibit 13

INDEPENDENT AUDITORS' REPORT

To the Stockholders of ZERO Corporation:

We have audited the accompanying consolidated balance sheets of ZERO Corporation and its subsidiaries as of March 31, 1994 and 1993, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ZERO Corporation and its subsidiaries at March 31, 1994 and 1993, and the results of their operations and cash flows for each of the three years in the period ended March 31, 1994 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE

Los Angeles, California
May 12, 1994

                                  Exhibit 13

MANAGEMENT'S REPORT

The accompanying consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles and, where appropriate, include amounts based on management's judgement and estimates. The integrity of the financial statements and the other financial information in the Annual Report is the responsibility of management. The financial statements have been audited by Deloitte & Touche, independent auditors, appointed by the Board of Directors.

The Company maintains internal accounting control systems that are adequate to provide reasonable, but not absolute, assurance that the assets are safeguarded from loss or unauthorized use. These systems produce records adequate for preparation of financial information. In establishing and maintaining internal controls, the Company exercises judgement in determining that the costs of such controls do not exceed the benefits to be derived.

The Board of Directors has an Audit Committee composed solely of directors who are not officers or employees. The Committee meets regularly with management, with the Company's internal audit staff, and with the independent auditors. The independent auditors and the internal audit staff periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.

In management's opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ZERO Corporation and its subsidiaries at March 31, 1994 and 1993, and the results of operations and cash flows for each of the three years in the period ended March 31, 1994 in conformity with generally accepted accounting principles.

/s/ WILFORD D. GODBOLD, JR.
- - ---------------------------------------
Wilford D. Godbold, Jr.
President and Chief Executive Officer

/s/ GEORGE A. DANIELS
- - ---------------------------------------
George A. Daniels
Vice President and
Chief Financial Officer

/s/ ERIC A. SAND
- - ---------------------------------------
Eric A. Sand
Controller and Chief Accounting Officer

                                  Exhibit 13

Market and Dividend Information

The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the ticker symbol ZRO. The trading range and dividends paid by quarter for the two fiscal years ended March 31, 1994 are as follows:

                                          Trading Range            Dividends
                                       -------------------         ---------
Quarter Ended                           High          Low             Paid
- - -------------                          ------       ------         ---------
1994
  March 31, 1994                       $16.13        $12.63          $.10
  December 31, 1993                     16.63         12.75           .10
  September 30, 1993                    14.75         12.75           .10
  June 30, 1993                         15.13         13.00           .10
1993
  March 31, 1993                       $15.00        $12.50          $.10
  December 31, 1992                     14.13         10.50           .10
  September 30, 1992                    12.50         10.50           .10
  June 30, 1992                         12.75         10.00           .10

                                  Exhibit 13