Form 10-K405, Exhibit 13
period 1995-03-31
ZERO CORP
filed 1995-06-29
CIK 109284

                                                                      EXHIBIT 13

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION
- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS

     For the years ended March 31, 1995, 1994 and 1993, Net Income was $14,825,000, $12,851,000 and $11,635,000 and Earnings Per Share were $.93, $.81 and $.74, respectively.

     Net Sales in fiscal 1995 grew 4.6% over the amount reported in fiscal 1994. This compares to a sales growth of 7.1% in 1994 when compared to 1993. The increase in 1995 was primarily attributable to higher sales applicable to the telecommunications/instrumentation and data processing markets, partially offset by declines in the air cargo and government/military markets. In fiscal 1994, growth in the telecommunications/instrumentation, data processing and air cargo markets as well as the acquisition of a case hardware business in August 1993, was partially offset by weakness in government/military markets. Interest income was higher in 1995 due to higher level of investments, higher interest rates and reduced investments in municipal bonds.

     Cost of sales, as a percentage of Net Sales, was 64.0% in 1995 versus 65.2% in 1994 and 64.8% in 1993. In 1995, the cost of sales as a percentage of Net Sales was lower than the prior year primarily due to favorable product mix, higher volume and cost-containment efforts, partially offset by increased material and supply costs. In fiscal 1994, cost-containment efforts and stable material costs were offset by changes in product mix and competitive pricing.

     Selling and administrative expenses, as a percentage of Net Sales, was 21.2% in 1995, 20.9% in 1994 and 21.6% in 1993. The percentage in 1995 was higher than 1994 despite higher sales volumes primarily as a result of expenditures related to environmental matters and a facility reorganization. Increased sales and cost-containment efforts in 1994 resulted in a lower percentage than 1993.

     EFFECT OF INFLATION - Price increases by ZERO have not contributed significantly to increases in the Company's Net Sales. The impact of rising costs of labor, materials and supplies, and equipment has been mitigated, in part, by changes in product design, overall manufacturing and purchasing efficiencies, and effective management and control of operating expenses.

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION (cont.)
- --------------------------------------------------------------------------------

     LIQUIDITY AND CAPITAL RESOURCES - At March 31, 1995, the Company's primary source of liquidity was $37,034,000 of cash and short-term investments. Working capital increased to $73,531,000 from $66,980,000 at March 31, 1994 as a result of higher earnings and cash flow.

     Cash provided by operating activities was $18,141,000 in 1995, $14,817,000 in 1994 and $19,299,000 in 1993. Such cash generated from operating activities during those years was invested primarily in property additions and the purchase of certain assets of a small business in 1993. The higher property additions in 1995 resulted primarily from the construction of a new manufacturing plant. Cash utilized in financing activities was primarily for the payment of dividends.

     Management believes cash from operations, together with the Company's short-term investments and ability to obtain financing, will provide sufficient funds to finance current and forecasted operations, including potential acquisitions. The Company will continue to invest its cash reserves in liquid, lower-risk investments.

     CONTINGENCIES - The Company has been notified by certain governmental agencies or third party litigants that it is, or may be, potentially responsible for costs associated with the investigation and remediation of six sites where soil and/or groundwater contamination is alleged. The Company is working with the governmental agencies and other parties to resolve these matters. The Company has provided reserves to cover those costs which can be reasonably estimated at this time. Refer to Note 7 of Notes to Consolidated Financial Statements for further discussion of environmental and other contingencies.

================================================================================

================================================================================
STATEMENTS OF CONSOLIDATED INCOME

- --------------------------------------------------------------------------------

Year Ended March 31,                                      1995             1994             1993
- ------------------------------------------------------------------------------------------------
Net Sales                                         $179,694,000     $171,821,000     $160,466,000
Interest Income                                      1,703,000          984,000          902,000
Other Income                                         1,344,000        1,078,000        1,204,000
- ------------------------------------------------------------------------------------------------
     Total Revenue                                 182,741,000      173,883,000      162,572,000
================================================================================================
Costs and Expenses
     Cost of sales (exclusive of depreciation)     115,068,000      111,985,000      104,044,000
     Selling and administrative expenses            38,143,000       35,984,000       34,635,000
     Depreciation                                    4,642,000        4,470,000        4,372,000
     Interest expense                                  662,000          481,000          519,000
- ------------------------------------------------------------------------------------------------
       Total Costs and Expenses                    158,515,000      152,920,000      143,570,000
================================================================================================
Income Before Income Taxes                          24,226,000       20,963,000       19,002,000
Income Taxes                                         9,401,000        8,112,000        7,367,000
- ------------------------------------------------------------------------------------------------
Net Income                                        $ 14,825,000     $ 12,851,000     $ 11,635,000
================================================================================================
Earnings Per Common Share                                $0.93            $0.81            $0.74
- ------------------------------------------------------------------------------------------------

================================================================================
The Notes to Consolidated Financial Statements are an integral part of these statements.

================================================================================
CONSOLIDATED BALANCE SHEETS

- --------------------------------------------------------------------------------

March 31,                                                               1995             1994
- ---------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and cash equivalents                                  $ 17,132,000     $ 14,843,000
     Short-term investments                                       19,902,000       18,525,000
     Receivables (less allowances for doubtful accounts of
      $724,000 in 1995 and $829,000 in 1994)                      26,310,000       24,487,000
     Inventories
       Raw materials and supplies                                 15,028,000       12,000,000
       Work in process                                             7,046,000        6,589,000
       Finished goods                                              4,147,000        3,253,000
     Other (including deferred tax benefits of $2,205,000
      in 1995 and $2,979,000 in 1994)                              3,327,000        4,216,000
- ---------------------------------------------------------------------------------------------
     Total Current Assets                                         92,892,000       83,913,000
=============================================================================================
Net Property, Plant and Equipment                                 33,989,000       29,863,000
Goodwill (less accumulated amortization of $9,558,000
     in 1995 and $8,533,000 in 1994)                              29,624,000       30,649,000
Other Assets                                                      15,019,000       14,309,000
- ---------------------------------------------------------------------------------------------
     Total Assets                                               $171,524,000     $158,734,000
=============================================================================================

================================================================================
The Notes to Consolidated Financial Statements are an integral part of these statements.

================================================================================
CONSOLIDATED BALANCE SHEETS

- --------------------------------------------------------------------------------

March 31,                                                                                       1995              1994
- ----------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current Liabilities
     Accounts payable                                                                   $  8,326,000      $  6,039,000
     Income taxes payable                                                                    192,000           384,000
     Accrued liabilities
       Other taxes                                                                         1,479,000           468,000
       Wages and commissions                                                               5,426,000         5,375,000
       Workers' compensation                                                                 780,000           980,000
       Other                                                                               3,158,000         3,687,000
- ----------------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                        19,361,000        16,933,000
======================================================================================================================
Non-Current Liabilities (including deferred compensation of
     $6,352,000 in 1995 and $4,846,000 in 1994)                                            6,569,000         5,324,000
STOCKHOLDERS' EQUITY
     Preferred stock -- authorized 1,000,000 shares of $.01 par value; none issued
     Common stock -- authorized 30,000,000 shares of $.01 par value;
       outstanding shares, 16,124,144 in 1995 and 16,079,500 in 1994                         161,000           161,000
     Additional paid-in capital                                                           31,079,000        30,605,000
     Retained earnings                                                                   115,754,000       107,509,000
- ----------------------------------------------------------------------------------------------------------------------
                                                                                         146,994,000       138,275,000
     Foreign currency translation adjustments                                                261,000          (124,000)
     Treasury stock (160,888 shares in 1995 and
       162,390 shares in 1994), at cost                                                   (1,661,000)       (1,674,000)
- ----------------------------------------------------------------------------------------------------------------------
        Total Stockholders' Equity                                                       145,594,000       136,477,000
- ----------------------------------------------------------------------------------------------------------------------
        Total Liabilities and Stockholders' Equity                                      $171,524,000      $158,734,000
======================================================================================================================

================================================================================
The Notes to Consolidated Financial Statements are an integral part of these statements.

================================================================================
STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

- --------------------------------------------------------------------------------

                                                                                                      FOREIGN
                                                                    ADDITIONAL                       CURRENCY
                                        OUTSTANDING     COMMON       PAID-IN          RETAINED      TRANSLATION      TREASURY
                                          SHARES        STOCK        CAPITAL          EARNINGS      ADJUSTMENTS       STOCK
- ------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1992              15,875,287     $159,000     $27,236,000     $ 96,794,000      $553,000      $(1,677,000)
Net income for the year                       --           --              --        11,635,000           --               --
Cash dividends declared --
     $.40 per share                           --           --              --        (6,289,000)          --               --
Exercise of stock options                  77,916        1,000       1,037,000         (120,000)          --               --
Foreign currency translation
     adjustments                              --           --              --               --       (658,000)             --
- ------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1993              15,953,203      160,000      28,273,000      102,020,000      (105,000)      (1,677,000)
Net income for the year                       --           --              --        12,851,000           --               --
Cash dividends declared --
     $.40 per share                           --           --              --        (6,340,000)          --               --
Exercise of stock options and
     issuance of treasury stock           126,297        1,000       2,332,000       (1,005,000)                         3,000
Foreign currency translation
     adjustments and other                    --           --              --           (17,000)      (19,000)             --
- ------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1994              16,079,500      161,000      30,605,000      107,509,000      (124,000)      (1,674,000)
Net income for the year                       --           --              --        14,825,000           --               --
Cash dividends declared --
     $.41 per share                           --           --              --        (6,533,000)          --               --
Exercise of stock options and
     issuance of treasury stock            44,644          --          474,000          (42,000)          --            13,000
Foreign currency translation
     adjustments and other                    --           --              --            (5,000)      385,000              --
- ------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1995              16,124,144     $161,000     $31,079,000     $115,754,000      $261,000      $(1,661,000)
==============================================================================================================================

================================================================================
The Notes to Consolidated Financial Statements are an integral part of these statements.

================================================================================
STATEMENTS OF CONSOLIDATED CASH FLOWS

- --------------------------------------------------------------------------------

Year Ended March 31,                                               1995             1994             1993
- ---------------------------------------------------------------------------------------------------------
Cash Flow From Operating Activities
Net income                                                  $14,825,000      $12,851,000      $11,635,000
Adjustments to reconcile net income to net
 cash provided by operating activities
  Depreciation and amortization                               5,667,000        5,466,000        5,366,000
  Changes in operating assets and liabilities
   net of effect of business acquisitions
    Decrease (increase) in accounts receivable               (1,823,000)        (873,000)         394,000
    Decrease (increase) in inventories                       (4,379,000)         226,000        1,801,000
    Increase in other non-current assets                       (710,000)      (1,162,000)        (794,000)
    Increase in accounts payable                              2,287,000          985,000        1,035,000
    Increase (decrease) in accrued liabilities                  141,000       (4,021,000)         500,000
    Increase (decrease) in other
     non-current liabilities                                  1,245,000          711,000       (1,248,000)
  Other                                                         888,000          634,000          610,000
- ---------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    18,141,000       14,817,000       19,299,000
- ---------------------------------------------------------------------------------------------------------
Cash Flow From Investing Activities
  (Purchases) sales of short-term investments, net           (1,377,000)       2,010,000      (10,476,000)
  Purchase of non-cash assets of acquired businesses                --        (2,100,000)             --
  Expenditures for property, plant and equipment             (8,561,000)      (4,160,000)      (5,236,000)
  Other                                                        (215,000)         280,000          631,000
- ---------------------------------------------------------------------------------------------------------
Net cash required by investing activities                   (10,153,000)      (3,970,000)     (15,081,000)
- ---------------------------------------------------------------------------------------------------------
Cash Flow From Financing Activities
  Cash dividends paid                                        (6,533,000)      (6,340,000)      (6,289,000)
  Payments of long-term debt                                        --          (197,000)      (2,149,000)
  Exercise of stock options                                     432,000        1,331,000          918,000
  Other (including effect of exchange rate changes)             402,000         (344,000)        (462,000)
- ---------------------------------------------------------------------------------------------------------
Net cash required by financing activities                    (5,699,000)      (5,550,000)      (7,982,000)
- ---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents          2,289,000        5,297,000       (3,764,000)
Cash and cash equivalents at beginning of period             14,843,000        9,546,000       13,310,000
- ---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                  $17,132,000      $14,843,000      $ 9,546,000
=========================================================================================================

================================================================================
The Notes to Consolidated Financial Statements are an integral part of these statements.

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------

NOTE 1  Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash Equivalents - Cash equivalents include mutual funds and other highly liquid investments purchased with maturities of three months or less. As of March 31, 1995 and 1994, the carrying values of cash equivalents approximated fair market values.

Short-Term Investments - Short-term investments at March 31, 1995 and 1994 consisted primarily of treasury notes, treasury bills and municipal bonds which are classified as securities available-for-sale. Market prices which approximated cost at the balance sheet dates are reasonable estimates of the portfolio's fair value.

Inventories - Inventories are stated at the lower of cost (first-in, first-out or average) or market.

Property, Plant and Equipment - Property, plant and equipment is recorded at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Capital leases and leasehold improvements are amortized over the life of the related assets or the life of the lease, whichever is shorter.

Intangible Assets - Costs in excess of the value of net assets acquired in purchase transactions are being recorded as goodwill and amortized over periods of up to 40 years. The Company reviews the recoverability of intangible assets to determine if there has been any permanent impairment. Such review includes operating performance and cash flows and future prospects of the business. If a permanent impairment has occurred, a reserve for such impairment would be recorded.

Earnings per Common Share - Earnings per common share are computed using the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding, which for 1995, 1994 and 1993 was 16,020,063, 15,958,366 and 15,791,972, respectively.

Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the year-end exchange rate and gains and losses are being accumulated in stockholders' equity. The related income statement is translated at the average exchange rate for the year.

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (cont.)

- --------------------------------------------------------------------------------

Concentrations of Credit Risks - Financial instruments that potentially subject a company to concentration of credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the diverse nature of the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

Supplemental Cash Flow Information - For the years ended March 31, 1995, 1994 and 1993 cash paid for income taxes was $8,333,000, $8,588,000 and $6,152,000, respectively, and cash paid for interest was not material.

NOTE 2  Property, Plant and Equipment

     Property, plant and equipment and accumulated depreciation and amortization at March 31, 1995 and 1994 consisted of:

                                                        ESTIMATED
                                                       USEFUL LIVES           1995            1994
     ---------------------------------------------------------------------------------------------
     Land                                                              $ 3,558,000     $ 2,780,000
     Buildings/land improvements                        10-40 years     19,327,000      16,465,000
     Machinery/equipment                                 3-15 years     55,193,000      50,696,000
     Leasehold improvements                               5-9 years      3,836,000       3,725,000
     ---------------------------------------------------------------------------------------------
        Total                                                           81,914,000      73,666,000
     Less accumulated depreciation and amortization                     47,925,000      43,803,000
     ---------------------------------------------------------------------------------------------
        Net property, plant and equipment                              $33,989,000     $29,863,000
     =============================================================================================

NOTE 3  Employee Benefits

     The Company has a defined contribution pension plan and, as of January 1, 1995, a 401(k) plan which, except for employees covered by a collective bargaining agreement at one plant, cover all employees who have completed at least one year of service and are employed by U.S. divisions which have elected to participate. The pension plan cost, which is fully funded on a current basis, is based upon percentages of eligible employees' compensation. The Company's contributions to the pension plan aggregated $1,507,000, $1,460,000 and $1,253,000 in 1995, 1994 and 1993, respectively, and aggregated $95,000 to the 401(k) plan in 1995.

     The Company has nonqualified deferred compensation plans covering key employees who can elect to have a portion of their compensation deferred. The amounts set aside earn interest at rates generally higher than the average prime interest rate. Interest expense accrued on the participants' accounts totalled $620,000, $463,000 and

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (cont.)

- --------------------------------------------------------------------------------

$356,000 in 1995, 1994 and 1993, respectively. Generally, payment of a participant's account balance will be deferred until death, disability or retirement.

NOTE 4  Common Stock

     The Company has a stock option plan which provides for the granting to directors, officers and other key employees of options to purchase shares of the Company's stock at a price not less than the fair market value on the date of grant. Options are granted for terms of five to eight years and are exercisable in annual installments (generally one-third of the total grant) commencing one year from date of grant, on a cumulative basis.

     The Company's stock option plan provides for the granting of qualified and nonqualified options as well as stock appreciation rights (SARs) in tandem with options. The SARs entitle a holder to receive an amount equal to the excess of the fair market value of the Company's common stock on the date of exercise over the option price. The exercise of SARs automatically cancels an equal number of related options. Compensation expense recognized in connection with SARs during the years ended March 31, 1995, 1994 and 1993 was not material.

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (cont.)

- --------------------------------------------------------------------------------

     Changes in the number of shares subject to options during the three years ended March 31, 1995, are summarized as follows:

                                                              1995          1994          1993
- ----------------------------------------------------------------------------------------------
     Outstanding at beginning of year                      772,000       793,593       689,388
     Options granted
      (1995, $12.63 to $12.88 per share;
       1994, $13.56 to $13.75 per share;
       1993, $11.31 to $11.81 per share)                   272,600       219,800       245,700
     Options exercised
      (1995, $10.38 to $13.75 per share;
       1994, $10.38 to $15.25 per share;
       1993, $10.38 to $12.24 per share)                   (44,644)     (195,626)      (86,280)
     Options cancelled as a result of SARs exercised
      (1995, none; 1994, $12.24
       per share; 1993, none)                                             (1,142)
     Options cancelled or expired
      (1995, $11.31 to $17.50 per share; 1994
       and 1993, $10.38 to $17.50 per share)              (133,908)      (44,625)      (55,215)
- ----------------------------------------------------------------------------------------------
     Outstanding at end of year
      ($10.38 to $14.50 per share)                         866,048       772,000       793,593
==============================================================================================

Of the total outstanding options at March 31, 1995 and 1994, options for 399,685 and 320,750 shares, respectively, were exercisable; and options for 221,559, 155,569 and 89,235 shares will become exercisable during the fiscal years ending March 31, 1996 through 1998, respectively. As of March 31, 1995, options for 482,300 shares remained available for future grants.

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (cont.)

- --------------------------------------------------------------------------------

NOTE 5  Income Taxes

     Effective April 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes". The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred approach (APB 11) to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Financial statements for prior years have not been restated and the cumulative effect of the accounting change was not material.

     The provision for income taxes is summarized as follows:

                                                      1995            1994            1993
- ------------------------------------------------------------------------------------------
     Current
       Federal                                  $7,867,000      $6,451,000      $5,744,000
       State                                     1,580,000       1,332,000       1,552,000
       Other                                           --          (48,000)       (105,000)
     Deferred
       Federal -- Plant relocation                     --              --          209,000
                  Other reserves and accruals     (578,000)         54,000        (210,000)
                  Other                            540,000         221,000          53,000
       State                                        (8,000)        102,000          19,000
       Other                                           --              --          105,000
- ------------------------------------------------------------------------------------------
     Total                                      $9,401,000      $8,112,000      $7,367,000
==========================================================================================

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (cont.)

- --------------------------------------------------------------------------------

     Deferred tax assets and liabilities were comprised of the following as of March 31,

                                                    1995                              1994
- ------------------------------------------------------------------------------------------------------
                                        DEFERRED TAX    DEFERRED TAX      DEFERRED TAX    DEFERRED TAX
                                           ASSETS        LIABILITIES         ASSETS        LIABILITIES
- ------------------------------------------------------------------------------------------------------
     Depreciation/amortization           $      --        $2,346,000              --        $2,300,000
     Provision for estimated expenses     1,008,000              --         1,597,000              --
     Employee benefit plans               3,782,000              --         3,210,000              --
     State and foreign taxes                441,000              --           391,000              --
     Other                                      --         1,209,000              --         1,065,000
- ------------------------------------------------------------------------------------------------------
       Total                             $5,231,000       $3,555,000       $5,198,000       $3,365,000
======================================================================================================

     A reconciliation between the income taxes computed at the Federal statutory rate and the provision for income taxes is as follows:

                                          1995            1994            1993
- ------------------------------------------------------------------------------
     Income taxes computed at the
      Federal statutory rate        $8,479,000      $7,337,000      $6,461,000
     State income taxes net of
      Federal income tax benefit     1,022,000         932,000       1,037,000
     Tax exempt income                (152,000)       (244,000)       (154,000)
     Other                              52,000          87,000          23,000
- ------------------------------------------------------------------------------
     Total provision                $9,401,000      $8,112,000      $7,367,000
==============================================================================
     Effective income tax rate           38.8%           38.7%           38.8%
- ------------------------------------------------------------------------------

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (cont.)

- --------------------------------------------------------------------------------

NOTE 6  Commitments

     Future minimum lease payments under operating leases at March 31, 1995 are summarized as follows:

     Year Ending March 31,
          1996                    $1,556,000
          1997                     1,444,000
          1998                     1,444,000
          1999                     1,266,000
          2000                       889,000
          Thereafter               2,331,000
          ----------------------------------
          Total                   $8,930,000
          ==================================

     Rental expense under operating leases was $2,049,000, $2,141,000 and $2,390,000 for 1995, 1994 and 1993, respectively. Obligations under capital leases at March 31, 1995 were not material.

NOTE 7  Contingent Liabilities

Environmental Matters In March 1994, the Company along with twenty-three other potentially responsible parties (PRPs) entered into a consent decree with the U.S. Environmental Protection Agency (the EPA) relating to the remedial design work necessary for implementing a groundwater extraction and treatment system for the Glendale North and South Operable Units of the San Fernando Valley Superfund Site (the Site). The current estimate to complete the remedial design work is approximately $2,000,000 of which the Company's current estimate of its share is approximately $180,000.

     In addition, the Company has been named as a third party defendant in certain lawsuits brought by the EPA and the State of California against certain parties in the North Hollywood Operable Unit. The Company is vigorously defending itself in these actions. Also, the Company is engaged in remediation and/or environmental monitoring at three locations, has been named by the State of California as potentially responsible at one location, and

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (cont.)

- --------------------------------------------------------------------------------

was named as a third party defendant at an additional location.

     The Company has provided reserves for its share of the remedial design costs for the Site to the extent they could be reasonably estimated at this time. However, the Company's ultimate liability related to environmental matters at the Site will be dependent upon a variety of factors including changes in the designs and costs of remediation systems, as well as the allocation of those costs among the participants including any additional PRPs. In addition, the Company has provided for the cleanup costs associated with five other sites discussed above to the extent they could be reasonably estimated at this time.

     The Company has commenced litigation against certain of its insurance carriers for the recovery of expenditures related to the Site but has not anticipated any insurance recoveries in its estimate.

Other Matters - On January 4, 1994, the Company responded to an administrative subpoena received from the U.S. Government General Services Administration
(GSA), Office of Inspector General, seeking documents related to certain GSA contracts of a division of the Company. The Company has heard nothing further from the GSA since that date and, therefore, is unable to accurately assess the situation further at this time. The Company believes that the subpoena was directed to an examination of freight charges under GSA contracts.

     The Company is subject to other legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, any liability that may result from the resolution of these matters will not have a material adverse effect on its financial statements.

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (cont.)

- --------------------------------------------------------------------------------

NOTE 8  Segment Information

     Business segment information as of and for the years ended March 31, 1995, 1994 and 1993 is as follows:

                                           1995                               1994                               1993
- ----------------------------------------------------------------------------------------------------------------------------------
                            ENCL. AND                          ENCL. AND                          ENCL. AND
(In $000s)                 ACCESSORIES    OTHER       TOTAL   ACCESSORIES    OTHER      TOTAL    ACCESSORIES    OTHER      TOTAL
- ----------------------------------------------------------------------------------------------------------------------------------
Sales                        $151,237    $28,457    $179,694    $141,754    $30,067    $171,821    $135,208    $25,258    $160,466
                             --------    -------    --------    --------    -------    --------    --------    -------    --------
Operating profit               25,537      2,270      27,807      21,380      2,001      23,381      19,181      2,018      21,199
                             --------    -------                --------    -------                --------    -------
General corporate
  income (expenses), net                              (2,919)                            (1,937)                            (1,678)
Interest expense                                        (662)                              (481)                              (519)
                                                    --------                           --------                           --------
Income before taxes                                 $ 24,226                           $ 20,963                           $ 19,002
                                                    ========                           ========                           ========
Identifiable assets          $101,802    $17,979    $119,781    $ 93,907    $16,715    $110,622    $ 94,809    $16,772    $111,581
                             --------    -------                --------    -------                --------    -------
Corporate assets                                      51,743                             48,112                             42,290
                                                    --------                           --------                           --------
Total assets                                        $171,524                           $158,734                           $153,871
                                                    ========                           ========                           ========
Depreciation                 $  3,703    $   939    $  4,642    $  3,563    $   907    $  4,470    $  3,479    $   893    $  4,372
                             --------    -------    --------    --------    -------    --------    --------    -------    --------
Capital expenditures         $  8,031    $   530    $  8,561    $  3,811    $   349    $  4,160    $  4,762    $   474    $  5,236
                             --------    -------    --------    --------    -------    --------    --------    -------    --------

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

     Sales under U.S. Government contracts and subcontracts accounted for approximately 9%, 12% and 15% of total sales in 1995, 1994 and 1993, respectively.

================================================================================

================================================================================
INDEPENDENT AUDITORS' REPORT

- --------------------------------------------------------------------------------

To the Stockholders of ZERO Corporation:

     We have audited the accompanying consolidated balance sheets of ZERO Corporation and its subsidiaries as of March 31, 1995 and 1994, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ZERO Corporation and its subsidiaries at March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
May 11, 1995

================================================================================

================================================================================
MANAGEMENT'S REPORT

- --------------------------------------------------------------------------------

     The accompanying consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles and, where appropriate, include amounts based on management's judgement and estimates. The integrity of the financial statements and the other financial information in the Annual Report is the responsibility of management. The financial statements have been audited by Deloitte & Touche LLP, independent auditors, appointed by the Board of Directors.

     The Company maintains internal accounting control systems that are adequate to provide reasonable, but not absolute, assurance that the assets are safeguarded from loss or unauthorized use. These systems produce records adequate for preparation of financial information. In establishing and maintaining internal controls, the Company exercises judgment in determining that the costs of such controls do not exceed the benefits to be derived.

     The Board of Directors has an Audit Committee composed solely of directors who are not officers or employees. The Committee meets regularly with management, with the Company's internal audit staff, and with the independent auditors. The independent auditors and the internal audit staff periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.

     In management's opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ZERO Corporation and its subsidiaries at March 31, 1995 and 1994, and the results of operations and cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.


/s/ Wilford D. Godbold, Jr.                 /s/ George A. Daniels

Wilford D. Godbold, Jr.                     George A. Daniels
President and                               Vice President and
Chief Executive Officer                     Chief Financial Officer

================================================================================

================================================================================
FIVE-YEAR SELECTED FINANCIAL DATA

- --------------------------------------------------------------------------------

(In $000s except per share data)
Year Ended March 31,                   1995         1994         1993         1992         1991
- -----------------------------------------------------------------------------------------------
Net Sales                          $179,694     $171,821     $160,466     $160,279     $189,479
Net Income                           14,825       12,851       11,635        9,695       10,761
Working Capital                      73,531       66,980       59,576       56,223       56,544
Total Assets                        171,524      158,734      153,871      150,479      156,680
Long-term Debt                          --           --           --         1,172        2,429
Per Share Data:
     Earnings                         $0.93        $0.81        $0.74        $0.62        $0.68
     Dividends Paid                    0.41         0.40         0.40         0.40         0.40
===============================================================================================




================================================================================
QUARTERLY RESULTS OF OPERATIONS

- --------------------------------------------------------------------------------

                               TOTAL          GROSS      INCOME BEFORE    NET     EARNINGS PER
Quarter Ended                 REVENUE         PROFIT      INCOME TAXES   INCOME   COMMON SHARE
- -------------------------------------------------------------------------------------------------
1995
March 31, 1995             $45,219,000     $16,152,000     $6,424,000   $3,969,000    $0.25
December 31, 1994           45,790,000      16,369,000      5,845,000    3,550,000     0.22
September 30, 1994          47,360,000      16,804,000      6,587,000    4,028,000     0.25
June 30, 1994               44,372,000      15,332,000      5,370,000    3,278,000     0.21

1994
March 31, 1994             $44,984,000     $15,285,000     $5,517,000   $3,514,000    $0.22
December 31, 1993           42,611,000      13,855,000      4,774,000    2,885,000     0.18
September 30, 1993          45,009,000      15,059,000      5,780,000    3,446,000     0.22
June 30, 1993               41,279,000      14,044,000      4,892,000    3,006,000     0.19
==================================================================================================

Market and Dividend Information

The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the ticker symbol ZRO. The trading range and dividends paid by quarter for the two fiscal years ended March 31, 1995 are as follows:

                              Trading Range
                             --------------      Dividends
Quarter Ended                High       Low      Paid
- -------------                ---------------     ---------
1995
  March 31, 1995             $14.75  $12.63         $.11
  December 31, 1994           14.00   12.13          .10
  September 30, 1994          13.50   12.13          .10
  June 30, 1994               14.00   11.63          .10
1994
  March 31, 1994             $16.13  $12.63         $.10
  December 31, 1993           16.63   12.75          .10
  September 30, 1993          14.75   12.75          .10
  June 30, 1993               15.13   13.00          .10