Form 10-K405, Exhibit 13
period 1996-03-31
ZERO CORP
filed 1996-06-28
CIK 109284

                                                                      Exhibit 13
Five-Year Consolidated Financial Highlights
(In $000s except per share data)

 Year Ended March 31,           1992         1993            1994            1995           1996
- ---------------------------------------------------------------------------------------------------------
 Net Sales                      $160,279       $160,466       $171,821       $179,694       $206,247
 Net Income                        9,695         11,635         12,851         14,825         16,950
 Working Capital                  56,223         59,576         66,980         73,531         58,174
 Total Assets                    150,479        153,871        158,734        171,524        165,838
 Stockholders' Equity            123,065        128,671        136,477        145,594         84,831
 Long-Term Debt                    1,172              -              -              -         51,525
 Return on Average
  Stockholders'  Equity             8.0%           9.2%           9.7%          10.5%          14.7%
 Current Ratio                     3.8:1          3.9:1          5.0:1          4.8:1          3.9:1
 Per Share Data:
  Earnings                         $0.62          $0.74          $0.81          $0.93          $1.07
  Dividends Paid                    0.40           0.40           0.40           0.41           0.44
  Stockholders' Equity              7.83           8.15           8.57           9.12           7.01

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

   The Company reported record Net Income, Earnings Per Share and Net Sales in fiscal 1996. For the years ended March 31, 1996, 1995 and 1994, Net Income was $16,950,000, $14,825,000 and $12,851,000 and Earnings Per Share were $1.07, $.93 and $.81, respectively.

   Net Sales in fiscal 1996 were $206.2 million, an increase of 14.8% over fiscal 1995. This compares to sales growth of 4.6% in 1995 when compared to 1994. The increases in both years were primarily attributable to higher sales applicable to the telecommunications, instrumentation and data processing markets and, in 1996, to acquisitions. These increases were partially offset by declines in the air cargo market and, in 1995, the government/military market.

   Operating income margin was 12.9% in 1996 versus 12.2% in 1995 and 11.3% in 1994. The increase in each year was primarily due to higher volume, favorable product mix and cost-containment efforts, partially offset by increased material and supply costs and, in 1995, increased expenditures related to environmental matters and a facility reorganization.

- -- EFFECTS OF INFLATION Price increases by ZERO did not contribute significantly to increases in the Company's Net Sales. The impact of rising costs of labor, material and supplies, and equipment was mitigated, in part, by changes in product design, overall manufacturing and purchasing efficiencies, and effective management and control of operating expenses.

- -- STOCK REPURCHASE In a Dutch Auction Tender Offer during fiscal year 1996, the Company repurchased

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

approximately 25% of its outstanding shares, funded by the issuance of long-term promissory notes aggregating $50 million, together with approximately $22 million of cash and cash derived from the sale of short-term investments.

   Interest expense increased to $1,163,000 in 1996 from $662,000 in 1995 primarily due to the issuance of long-term debt in connection with the stock repurchase.

- -- ACQUISITIONS AND DIVESTITURES The Company acquired three companies during fiscal 1996, all of which complement existing operations. These acquisitions were accounted for using the purchase method of accounting. The operating results of the entities acquired, which were not material, were included in the consolidated financial statements from their respective acquisition dates.

- -- LIQUIDITY AND CAPITAL RESOURCES The Company's growth was financed through a combination of available cash and short-term investments and cash provided by operations. Cash provided by operating activities amounted to $17,326,000 in 1996, $18,141,000 in 1995 and $14,817,000 in 1994 and is currently the primary source of liquidity, together with a $20 million revolving bank credit facility and a $20 million shelf facility available to finance acquisitions. Receivables and inventories increased $7,663,000 and $5,340,000, respectively, from March
31, 1995 to March 31, 1996 primarily due to increased volume and acquisitions.

   At March 31, 1996, the Company's cash and short-term investments decreased to $7,983,000 from $37,034,000 at March 31, 1995 primarily as a result of the stock repurchase which required approximately $22 million of cash in addition to the $50 million notes, as well as property additions, the acquisition of three companies and payment of dividends. The stock repurchase is also the primary reason for the decrease in working capital to $58,174,000 at March 31, 1996 from $73,531,000 at March 31, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION (CONT.)


   In fiscal 1995 and 1994, cash utilized for investing and financing activities was used primarily for capital expenditures and payment of dividends.

   The Company announced a reduction in its annual cash dividend rate from $.44 per share to $.12 per share, effective with the April 1996 dividend declaration, to enhance cash flow. The reduction, if maintained, will provide sufficient funds to repay the $50 million notes and related interest.

   Management believes cash from operations, together with the Company's $20 million revolving bank credit facility, $20 million shelf facility available to finance acquisitions and the reduction in cash dividends, will provide sufficient funds to finance current and forecasted operations, including potential acquisitions, for the next twelve month period. The Company will continue to invest its cash reserves in liquid, lower-risk investments.

- -- CONTINGENCIES The Company has been notified by certain governmental agencies that it is, or may be, potentially responsible for costs associated with the investigation and remediation of four sites where soil and/or groundwater contamination is alleged. The Company is working with the governmental agencies to resolve these matters. The Company has provided reserves to cover those costs which can be reasonably estimated at this time. Refer to Note 10 of Notes to Consolidated Financial Statements for further discussion of environmental and other contingencies.

- -- NEW ACCOUNTING STANDARDS During 1996 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The adoption did not have a material effect on the Company's financial position or operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, effective in fiscal years beginning after December 15, 1995. As permitted by SFAS No. 123, the Company expects to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and include the necessary disclosures in its 1997 financial statements.

- -- OUTLOOK FOR 1997 The Company announced that it expects fiscal 1997 to be stronger than fiscal 1996. Net Sales and Earnings Per Share are expected to be in the range of $230 million to $240 million and $1.35 to $1.40, respectively, based on the continued growth of the electronics industry and the Company's leadership in the niche markets it serves.

- -- SAFE HARBOR STATEMENT STATEMENTS WHICH ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT OUR CONFIDENCE, STRATEGIES AND EXPECTATIONS, TECHNOLOGIES AND OPPORTUNITIES, INDUSTRY AND MARKET SEGMENT GROWTH, DEMAND AND ACCEPTANCE OF NEW AND EXISTING PRODUCTS, AND RETURN ON INVESTMENTS IN PRODUCTS AND MARKETS, ARE FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION, THE EFFECT OF GENERAL ECONOMIC AND MARKET CONDITIONS, INDUSTRY MARKET CONDITIONS CAUSED BY CHANGES IN THE SUPPLY AND DEMAND FOR OUR PRODUCTS, THE CONTINUING STRENGTH OF THE MARKETS WE SERVE, COMPETITOR PRICING, MAINTENANCE OF OUR CURRENT MOMENTUM AND OTHER FACTORS.




     STATEMENTS OF CONSOLIDATED INCOME

Years Ended March 31,                         1996           1995           1994
- --------------------------------------------------------------------------------
NET SALES                             $206,247,000   $179,694,000   $171,821,000
COST OF SALES                          135,708,000    118,084,000    115,957,000
SELLING AND ADMINISTRATIVE EXPENSES     43,933,000     39,769,000     36,482,000
- --------------------------------------------------------------------------------
   OPERATING INCOME                     26,606,000     21,841,000     19,382,000
- --------------------------------------------------------------------------------
OTHER INCOME                             1,077,000      1,344,000      1,078,000
INTEREST INCOME                          1,727,000      1,703,000        984,000
INTEREST EXPENSE                         1,163,000        662,000        481,000
- --------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES              28,247,000     24,226,000     20,963,000
INCOME TAXES                            11,297,000      9,401,000      8,112,000
- --------------------------------------------------------------------------------
NET INCOME                             $16,950,000    $14,825,000    $12,851,000
- --------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE                    $1.07          $0.93          $0.81
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

     CONSOLIDATED BALANCE SHEETS


MARCH 31,                                                         1996           1995
- -------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS

   Cash and cash equivalents                              $  7,018,000    $17,132,000
   Short-term investments                                      965,000     19,902,000
   Receivables (less allowances for doubtful accounts of
     $759,000 in 1996 and $724,000 in 1995)                 33,973,000     26,310,000
   Inventories
     Raw materials and supplies                             18,266,000     15,028,000
     Work in process                                         7,810,000      7,046,000
     Finished goods                                          5,485,000      4,147,000
   Other (including deferred tax assets of $2,334,000
     in 1996 and $2,205,000 in 1995)                         4,931,000      3,327,000
- -------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                     78,448,000     92,892,000
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------
NET PROPERTY, PLANT AND EQUIPMENT                           39,721,000     33,989,000
GOODWILL (less accumulated amortization of $10,644,000
     in 1996 and $9,558,000 in 1995)                        31,425,000     29,624,000
OTHER ASSETS                                                16,244,000     15,019,000
- -------------------------------------------------------------------------------------
   TOTAL ASSETS
                                                          $165,838,000   $171,524,000
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------


- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------
THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE
STATEMENTS.


     CONSOLIDATED BALANCE SHEETS


MARCH 31,                                                                                  1996           1995
- --------------------------------------------------------------------------------------------------------------
LIABILITIES

CURRENT LIABILITIES
   Current portion of long-term debt                                               $     69,000  $        --
   Accounts payable                                                                   8,318,000      8,326,000
   Income taxes payable                                                               1,101,000      1,252,000
   Accrued liabilities
     Other taxes                                                                        473,000        419,000
     Wages and commissions                                                            6,258,000      5,426,000
     Workers' compensation                                                              634,000        780,000
     Other                                                                            3,421,000      3,158,000
- --------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                         20,274,000     19,361,000
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

NON-CURRENT LIABILITIES (including deferred compensation of
   $7,903,000 in 1996 and $6,352,000 in 1995)                                         9,208,000      6,569,000
LONG-TERM DEBT                                                                       51,525,000            --
COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)
STOCKHOLDERS' EQUITY
   Preferred stock -- authorized 1,000,000 shares of $.01 par value; none issued
   Common stock -- authorized 30,000,000 shares of $.01 par value;
     issued shares, 16,285,343 in 1996 and 16,124,144 in 1995;
     outstanding shares, 12,105,840 in 1996, and 15,963,256 in 1995
                                                                                        163,000        161,000
   Additional paid-in capital                                                        34,248,000     31,079,000
   Retained earnings                                                                124,184,000    115,754,000
- --------------------------------------------------------------------------------------------------------------
                                                                                    158,595,000    146,994,000
   Foreign currency translation adjustment                                             (243,000)       261,000
   Treasury stock (4,179,503 shares in 1996 and
     160,888 shares in 1995), at cost                                               (73,521,000)    (1,661,000)
- --------------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                                        84,831,000    145,594,000
- --------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $165,838,000   $171,524,000
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.






   STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                                      FOREIGN
                                                                      ADDITIONAL                     CURRENCY
                                          ISSUED         COMMON         PAID-IN        RETAINED      TRANSLATION      TREASURY
                                          SHARES*         STOCK         CAPITAL        EARNINGS      ADJUSTMENTS       STOCK
- -----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1993               15,953,203       $160,000    $28,273,000   $102,020,000     $(105,000)   $(1,677,000)
Net income for the year                        ---            ---            ---     12,851,000           ---            ---
Cash dividends declared --
   $.40 per share                              ---            ---            ---     (6,340,000)          ---            ---
Exercise of stock options and
   issuance of treasury stock              126,297          1,000      2,332,000     (1,005,000)                       3,000
Foreign currency translation
   adjustments and other                       ---            ---            ---        (17,000)      (19,000)           ---
- -----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1994               16,079,500        161,000     30,605,000    107,509,000      (124,000)    (1,674,000)
Net income for the year                        ---            ---            ---     14,825,000           ---            ---
Cash dividends declared --
   $.41 per share                              ---            ---            ---     (6,533,000)          ---            ---
Exercise of stock options and
   issuance of treasury stock               44,644            ---        474,000        (42,000)          ---         13,000
Foreign currency translation
   adjustments and other                       ---            ---            ---         (5,000)      385,000            ---
- -----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1995               16,124,144        161,000     31,079,000    115,754,000       261,000     (1,661,000)
Net income for the year                        ---            ---            ---     16,950,000           ---            ---
Cash dividends declared --
   $.44 per share                              ---            ---            ---     (7,059,000)          ---            ---
Exercise of stock options and
   issuance of treasury stock              161,199          2,000      3,169,000     (1,461,000)          ---         11,000
Stock repurchase                               ---            ---            ---           ---            ---    (71,871,000)
Foreign currency translation
   adjustments and other                       ---            ---            ---           ---       (504,000)            ---
- -----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1996               16,285,343       $163,000    $34,248,000   $124,184,000     $(243,000)  $(73,521,000)
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------


- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
*OUTSTANDING SHARES AT MARCH 31, 1996, 1995 AND 1994 WERE 12,105,840, 15,963,256 AND 15,917,110, RESPECTIVELY.

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.



   STATEMENTS OF CONSOLIDATED CASH FLOWS

YEARS ENDED MARCH 31,                                        1996           1995           1994
- -----------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
Net income                                            $16,950,000    $14,825,000    $12,851,000
Adjustments to reconcile net income to net
   cash provided by operating activities
   Depreciation                                         5,069,000      4,642,000      4,470,000
   Amortization                                         1,086,000      1,025,000        996,000
   Changes in operating assets and liabilities,
     net of effect of business acquisitions
     Receivables                                       (4,833,000)    (1,823,000)      (873,000)
     Inventories                                       (1,852,000)    (4,379,000)       226,000
     Other non-current assets                            (215,000)      (710,000)    (1,162,000)
     Accounts payable                                      (8,000)     2,287,000        985,000
     Accrued liabilities                                  118,000        141,000     (4,021,000)
     Other non-current liabilities                      2,639,000      1,245,000        711,000
   Other                                               (1,628,000)       888,000        634,000
- -----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES              17,326,000     18,141,000     14,817,000
- -----------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
   (Purchases) sales of short-term investments, net    18,937,000     (1,377,000)     2,010,000
   Purchase of non-cash assets of acquired businesses (11,418,000)           --      (2,100,000)
   Expenditures for property, plant and equipment      (9,240,000)    (8,561,000)    (4,160,000)
   Proceeds from sale of assets                         1,670,000             --             --
   Other                                                  324,000       (215,000)       280,000
- -----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES       273,000    (10,153,000)     (3,970,000)
- -----------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
   Stock repurchase                                   (71,871,000)            --             --
   Cash dividends paid                                 (7,059,000)    (6,533,000)    (6,340,000)
   Proceeds from issuance of long-term debt            50,000,000             --            --
   Payments of long-term debt                                  --             --       (197,000)
   Exercise of stock options                            1,710,000        432,000      1,331,000
   Other (including effect of exchange rate changes)     (493,000)       402,000       (344,000)
- -----------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                 (27,713,000)    (5,699,000)    (5,550,000)
- -----------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  (10,114,000)     2,289,000      5,297,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD       17,132,000     14,843,000      9,546,000
- -----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD             $7,018,000    $17,132,000    $14,843,000
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------



THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                                             21

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -------------------------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES

- -- PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

- -- CASH EQUIVALENTS Cash equivalents include mutual funds and other highly liquid investments purchased with maturities of three months or less. As of March 31, 1996 and 1995, the carrying values of cash equivalents approximated market values.

- -- SHORT-TERM INVESTMENTS Short-term investments at March 31, 1996 and 1995 consist primarily of treasury notes, treasury bills and municipal bonds which are classified as securities available-for-sale. Market prices, which approximated cost at the balance sheet dates, are reasonable estimates of the portfolio's fair value.

- -- INVENTORIES Inventories are stated at the lower of cost (first-in, first-out or average) or market.

- -- PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Capital leases and leasehold improvements are amortized over the life of the related assets or the life of the lease, whichever is shorter.

- -- INTANGIBLE ASSETS Costs in excess of the fair value of net assets acquired in purchase transactions are recorded as goodwill and amortized over periods of up to 40 years. The Company reviews the recoverability of intangible assets to determine if there has been any permanent impairment. Such review includes estimating cash flows based on operating performance and future prospects of the business. If a permanent impairment has occurred, a reserve for such impairment would be recorded.

- -- EARNINGS PER COMMON SHARE Earnings per common share are computed using the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding, which for 1996, 1995 and 1994 was 15,865,866, 16,020,063, and 15,958,366, respectively.

- -- FOREIGN CURRENCY TRANSLATION Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the year-end exchange rate and gains and losses are being accumulated in stockholders' equity. The related income statement is translated at the average exchange rate for the year.

- -- SUPPLEMENTAL CASH FLOW INFORMATION For the years ended March 31, 1996, 1995 and 1994 cash paid for income taxes was $12,065,000, $8,333,000 and $8,588,000, respectively, and cash paid for interest was not  material.

     In connection with acquisitions during fiscal year 1996, the following liabilities were created:
                                                                          1996
     --------------------------------------------------------------------------
     Estimated fair value of assets acquired                      $  9,113,000
     Goodwill and identifiable intangible assets                     3,899,000
     Cash paid                                                     (11,418,000)

     --------------------------------------------------------------------------
     Liabilities created                                          $  1,594,000
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

- -- CONCENTRATION OF CREDIT RISKS Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash equivalents, short-term investments and receivables. The Company places its cash equivalents and short-term investments with high credit quality institutions and limits the amount of credit exposure with any one institution. Credit risk on trade receivables is minimized as a result of the diverse nature of the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

- -- USE OF ESTIMATES The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

- --  NEW  ACCOUNTING  STANDARDS    During  1996, the Company adopted Statement of
Accounting  Standards    (SFAS)  No. 121, Accounting for the Impairment of Long-
Lived Assets and for Long-Lived Assets to be Disposed Of. The adoption did not have a material effect on the Company's financial position or operating results.

      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based

Compensation, effective in fiscal years beginning after December 15, 1995. As permitted by SFAS No. 123, the Company expects to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and include the necessary disclosures in its 1997 financial statements.

- -- FAIR VALUE OF FINANCIAL INSTRUMENTS The Company's financial instruments consist primarily of cash equivalents, short-term investments, receivables, accounts payable, accrued liabilities and debt instruments. The carrying values of all financial instruments, other than debt instruments, are representative of their fair values due to their short maturities. The estimated fair value of the notes payable has been determined using the appropriate valuation methodologies and approximates book value.

- --  REPORT  PRESENTATION    Certain  amounts  reported  in prior years have been
reclassified to conform to the 1996 presentation.

NOTE 2 -------------------------------------------------------------------------

- -- PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment and accumulated depreciation and amortization at March 31, 1996 and 1995 consisted of:



                                                       ESTIMATED
                                                      USEFUL LIVES          1996           1995

     ------------------------------------------------------------------------------------------
     Land                                                            $ 2,908,000    $ 2,997,000

     Buildings/land improvements                      10-40 years     19,156,000     19,888,000
     Machinery/equipment                               3-15 years     62,739,000     55,193,000
     Leasehold improvements                             5-9 years      4,597,000      3,836,000
     ------------------------------------------------------------------------------------------
        Total                                                         89,400,000     81,914,000

     Less accumulated depreciation and amortization                   49,679,000     47,925,000
     ------------------------------------------------------------------------------------------
     Net property, plant and equipment                               $39,721,000    $33,989,000
     ------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------


NOTE 3 -------------------------------------------------------------------------


- -- EMPLOYEE BENEFITS The Company has a defined contribution pension plan and, as of January 1, 1995, a 401(k) plan which, except for employees covered by a collective bargaining agreement at one plant, cover all employees who have completed at least one year of service and are employed by U.S. divisions which have elected to participate. The pension plan cost, which is fully funded on a current basis, is based upon percentages of eligible employees' compensation. The Company's contributions to the pension plan aggregated $1,539,000, $1,507,000 and $1,460,000 in 1996, 1995 and 1994, respectively, and to the 401(k) plan aggregated $427,000 and $95,000 in 1996 and 1995, respectively.

   The Company has nonqualified deferred compensation plans covering key employees who can elect to have a portion of their compensation deferred. The amounts set aside earn interest at rates generally higher than the average prime interest rate. Interest expense accrued on the participants' accounts totalled $714,000, $620,000 and $463,000 in 1996, 1995 and 1994, respectively. Generally, payment of a participant's account balance will be deferred until death, disability, retirement or termination.


NOTE 4 -------------------------------------------------------------------------

- -- LONG-TERM DEBT  At March 31, 1996, long-term debt consisted of:

                                                                           1996
     --------------------------------------------------------------------------
     Senior promissory notes due March 8, 2011                      $50,000,000
     Other notes payable due March 7, 2002 and March 31, 2005         1,594,000
     --------------------------------------------------------------------------
     Total                                                           51,594,000
     Less current portion                                                69,000
     --------------------------------------------------------------------------
     Total long-term debt                                           $51,525,000
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------


   The Company issued senior promissory notes in the aggregate of $50,000,000, which bear interest at 7.13%, and are payable in eleven annual payments of $4,545,000, beginning March 8, 2001. The proceeds from the notes were used solely for the repurchase of the Company's Common Stock in the Dutch Auction Tender Offer and for payment of related expenses. The Company has also negotiated a $20,000,000 shelf facility for future acquisitions.


   On March 31, 1996, the Company entered into a credit agreement with a bank, which provides for a revolving line of credit of $20,000,000 through March 31, 1998, and for letters of credit totaling $8,000,000. The revolving line of credit bears interest either at the prime rate or London Interbank Offered Rate plus 1%, at the Company's option, at the time of borrowing. No amounts were outstanding under the line at March 31, 1996.

   Aggregate maturities of long-term debt over the next five fiscal years are as follows: $69,000 in 1997, $134,000 in 1998, $163,000 in 1999, $242,000 in 2000,
$4,828,000 in 2001, and $46,158,000 thereafter.

NOTE 5 -------------------------------------------------------------------------

- -- ACQUISITIONS AND DIVESTITURES The Company acquired three companies during fiscal 1996, all of which complement existing operations. These acquisitions were accounted for using the purchase method of accounting. The operating results of the entities acquired, which were not material, were included in the consolidated financial statements from their respective acquisition dates. The purchase prices of these acquisitions were allocated to the net assets acquired, including intangible assets, based upon their estimated fair values at the dates of acquisition. Intangible assets, principally the excess of cost over the fair value of identifiable net assets of purchased businesses, are being amortized using the straight-line method over a period of 15 years.

   Subsequent to March 31, 1996, the Company acquired the assets of another manufacturer of deep drawn aluminum and fabricated enclosures primarily sold to the electronics industry, and completed the sale of Anvil Cases, Inc., a subsidiary of the Company, which manufactures riveted cases primarily for the music, packaging specialists and audio/video markets. The pro forma effect of these two transactions on 1996 was not material.


NOTE 6 -------------------------------------------------------------------------

- -- COMMON STOCK The Company has a stock option plan which provides for the granting of options to purchase shares of the Company's stock to directors, officers and other key employees at a price not less than the fair market value on the date of grant. Options are granted for terms of five to eight years and are exercisable in annual installments (generally one-third of the total grant) commencing one year from date of grant, on a cumulative basis.

   The Company's stock option plan provides for the granting of qualified and nonqualified options as well as stock appreciation rights (SARs) in tandem with options. The SARs entitle a holder to receive an amount equal to the excess of the fair market value of the Company's common stock on the date of exercise over the option price. The exercise of

SARs automatically cancels the option on the related shares. Compensation expense recognized in connection with SARs during the years ended March 31, 1996, 1995 and 1994 was not material.

   Changes in the number of shares subject to options during the three years ended March 31, 1996, are summarized as follows:


                                                               1996        1995        1994
- --------------------------------------------------------------------------------------------
 Outstanding at beginning of year                           866,048     772,000     793,593


 Options granted
   (1996, $15.38 to $15.63 per share;
    1995, $12.63 to $12.88 per share;
    1994, $13.56 to $13.75 per share)                       253,500     272,600     219,800

 Options exercised
   (1996, $10.38 to $14.50 per share;
    1995, $10.38 to $13.75 per share;
    1994, $10.38 to $15.25 per share)                      (250,871)    (44,644)   (195,626)

 Options cancelled as a result of SARs exercised
   (1996, none; 1995, none;
    1994, $12.24 per share)                                    --          --        (1,142)

 Options cancelled or expired
   (1996, $11.31 to $15.38 per share;
    1995, $11.31 to $17.50 per share;
    1994, $10.38 to $17.50 per share)                       (41,936)   (133,908)    (44,625)
- --------------------------------------------------------------------------------------------
 Outstanding at end of year
    ($11.31 to $15.63 per share)                            826,741     866,048     772,000
- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------


Of the total outstanding options at March 31, 1996 and 1995, options for 370,447 and 399,685 shares, respectively, were exercisable; and options for 214,292, 160,226 and 81,776 shares will become exercisable during the fiscal years ending March 31, 1997 through 1999, respectively. As of March 31, 1996, options for 255,868 shares remained available for future grants.


NOTE 7 -------------------------------------------------------------------------

- -- COMMON STOCK REPURCHASE On February 29, 1996, the Company repurchased 4,019,373 shares of its Common Stock at a cost of approximately $71,871,000 in a Dutch Auction Tender Offer.

     The source of the funds to repurchase such shares was provided by the issuance of promissory notes totaling

$50,000,000 by the Company (refer to Note 4), together with available cash and cash derived from the sale of short-term investments.

NOTE 8 -------------------------------------------------------------------------

- -- INCOME TAXES The Company uses the asset and liability method of accounting for income taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

   The provision for income taxes is summarized as follows:

                                    1996                1995                1994
- --------------------------------------------------------------------------------
     Current
        Federal                $10,031,000          $7,867,000       $6,451,000
        State                    2,145,000           1,580,000        1,332,000
        Other                          --                  --           (48,000)
     Deferred
        Federal                   (740,000)            (38,000)         275,000
        State                     (139,000)             (8,000)         102,000
- -------------------------------------------------------------------------------
     Total                     $11,297,000          $9,401,000       $8,112,000
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


   Deferred tax assets and liabilities were comprised of the following as of March 31,


                                                        1996                          1995
- -----------------------------------------------------------------------------------------------------
                                            DEFERRED TAX   DEFERRED TAX  DEFERRED TAX    DEFERRED TAX
                                               ASSETS       LIABILITIES      ASSETS       LIABILITIES
- -----------------------------------------------------------------------------------------------------
     Depreciation/amortization               $      --      $2,388,000     $       --     $2,346,000
     Provision for estimated expenses           952,000             --      1,008,000            --
     Employee benefit plans                   4,465,000             --      3,782,000            --
     State and foreign taxes                    604,000             --        441,000            --
     Other                                           --      1,078,000             --      1,209,000
- -----------------------------------------------------------------------------------------------------
     Total                                   $6,021,000     $3,466,000     $5,231,000     $3,555,000
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------


   A reconciliation between the income taxes computed at the Federal statutory rate and the provision for income taxes is as follows:

                                              1996           1995          1994
- -------------------------------------------------------------------------------
     Income taxes computed at the
        Federal statutory rate          $ 9,886,000     $8,479,000   $7,337,000
     State income taxes, net of
        Federal income tax benefit        1,304,000      1,022,000      932,000
     Tax exempt income                      (90,000)      (152,000)    (244,000)
     Other                                  197,000         52,000       87,000
- -------------------------------------------------------------------------------
     Total provision                    $11,297,000     $9,401,000   $8,112,000
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
     Effective income tax rate                40.0%          38.8%        38.7%
- -------------------------------------------------------------------------------

NOTE 9 ------------------------------------------------------------------------



- -- COMMITMENTS Future minimum lease payments under operating leases at March 31, 1996 are summarized as follows:

     YEAR ENDING MARCH 31,
               1997                                    $2,067,000
               1998                                     1,676,000
               1999                                     1,676,000
               2000                                     1,299,000
               2001                                       982,000
               Thereafter                               3,034,000
               --------------------------------------------------
               Total                                  $10,734,000
               --------------------------------------------------
               --------------------------------------------------

   Rental expense under operating leases was $2,059,000, $2,049,000 and $2,141,000 for 1996, 1995 and 1994, respectively. Obligations under capital leases at March 31, 1996 were not material.

NOTE 10 ------------------------------------------------------------------------
                             CONTINGENT LIABILITIES

- -- ENVIRONMENTAL MATTERS In October 1995, the Company, along with 44 other parties, received notice from the Environmental Protection Agency (EPA) with regard to the construction, operation and maintenance of the interim remedy for the Glendale North and South Operable Units of the San Fernando Valley Crystal Springs Superfund Site (the Site), as well as the reimbursement of certain costs incurred by the EPA in its response to conditions at the Site. The Company, and 26 other potentially responsible parties (PRPs), had previously signed a consent decree with the EPA for the design of the interim remedy for the Site. The design has been substantially completed.

     The Company has provided reserves for its share of the design costs for the interim remedy for the Site to the extent they may be reasonably estimated at this time. However, the Company's ultimate liability related to environmental matters at the Site is dependent upon a variety of factors, including changes in the design and cost of the construction, operation and maintenance of the interim remedy and the final remedy, as well as the allocation of those costs among the PRPs including any additional participants. The Company continues to pursue litigation commenced against certain of its insurance carriers in early 1994 for the recovery of expenditures related to the Site.

     The Company is also engaged in remediation and/or environmental monitoring at three other locations, and has been named by the State of California as potentially responsible at one additional location. The Company has provided reserves for the cleanup costs associated with these sites to the extent they could be reasonably estimated at this time.

- -- OTHER MATTERS On January 4, 1994, the Company responded to an administrative subpoena received from the U.S. Government General Services Administration (GSA), Office of Inspector General, seeking documents related to certain GSA contracts of a division of the Company. The Company has heard nothing further from the GSA since that date and, therefore, is unable to accurately assess the situation further at this time. The Company believes that the subpoena was directed to an examination of freight charges under GSA contracts.

   The Company is subject to other legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, any liability that may result from the resolution of these matters will not have a material adverse effect on its financial statements.

- -- SEGMENT INFORMATION Business segment information as of and for the years ended March 31, 1996, 1995 and 1994 is as follows:





                                         1996                                1995                                1994
- ------------------------------------------------------------------------------------------------------------------------------------
                           ENCL. AND                            ENCL. AND                         ENCL. AND
 (IN $000s)               ACCESSORIES    OTHER       TOTAL    ACCESSORIES    OTHER       TOTAL    ACCESSORIES    OTHER       TOTAL
- ------------------------------------------------------------------------------------------------------------------------------------
Sales                      $152,378     $53,869    $206,247    $126,805     $52,889    $179,694    $109,964     $61,857    $171,821
                           --------    --------    --------    --------    --------    --------    --------    --------    --------
Operating profit
  before general
  corporate expenses         30,547       2,435      32,982      24,868       2,939      27,807      19,421       3,960      23,381
                           --------    --------                --------    --------                --------    --------
General corporate
  expenses, net                                      (3,572)                             (2,919)                             (1,937)
Interest expense                                     (1,163)                               (662)                               (481)
Income before                                      --------                            --------                            --------
    income taxes                                   $ 28,247                            $ 24,226                            $ 20,963
                                                   --------                            --------                            --------
Identifiable assets        $ 99,570    $ 47,264    $146,834    $ 74,493    $ 45,288    $119,781    $ 67,242    $ 43,380    $110,622
                           --------    --------                --------    --------                --------    --------
Corporate assets                                     19,004                              51,743                              48,112
                                                   --------                            --------                            --------
Total assets                                       $165,838                            $171,524                            $158,734
                                                   --------                            --------                            --------
Depreciation               $  3,280    $  1,789    $  5,069    $  2,781    $  1,861    $  4,642    $  2,631    $  1,839    $  4,470
                           --------    --------    --------    --------    --------    --------    --------    --------    --------
Capital expenditures       $  6,573    $  2,667    $  9,240    $  7,107    $  1,454    $  8,561    $  3,242    $    918    $  4,160
                           --------    --------    --------    --------    --------    --------    --------    --------    --------



   In fiscal 1996, the Company redefined its Enclosures and Accessories segment which consists of products that serve the system packaging, thermal management and engineered case requirements of the telecommunications, instrumentation, data processing and government/military markets of the electronics industry. These products include cabinets, metal and plastic enclosures, instrumentation cases, card cages for printed circuit boards, as well as precision slides, blowers, fans, cooling systems and other similar products. The Company also manufactures and sells aluminum luggage, camera cases, industrial carrying cases, air cargo enclosures and hardware, food service containers and other custom metal products. Accordingly, all previous years presented have been restated to reflect this change.

   The following presents a summary of operations by geographic area as of and for the years ended March 31, 1996, 1995 and 1994:

(IN $000S)                                  1996           1995          1994
- --------------------------------------------------------------------------------
Net Sales
     U.S. operations                      $183,662       $167,306      $163,331
     European operations                    22,585         12,388         8,490
- --------------------------------------------------------------------------------
     Consolidated                         $206,247       $179,694      $171,821
- --------------------------------------------------------------------------------
Net Sales between operations              $  3,230       $  1,461      $    815
- --------------------------------------------------------------------------------

Operating profit
     U.S. operations                      $ 25,163       $ 21,063      $ 19,292
     European operations                     1,443            778            90
- --------------------------------------------------------------------------------
     Consolidated                         $ 26,606       $ 21,841      $ 19,382
- --------------------------------------------------------------------------------
Identifiable assets at year end

     U.S. operations                      $149,394       $162,602      $152,954
     European operations                    16,444          8,922         5,780
- --------------------------------------------------------------------------------
     Consolidated                         $165,838       $171,524      $158,734
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

   Total export sales from U.S. operations and net sales from European operations were $34,323,000, $20,706,000 and $15,535,000, or 17%, 12% and 9% of
total net sales, for the fiscal years ended March 31, 1996, 1995 and 1994, respectively.

   Sales under U.S. Government contracts and subcontracts accounted for approximately 10%, 9% and 12% of total sales in 1996, 1995 and 1994, respectively.

     INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS OF ZERO CORPORATION:

   We have audited the accompanying consolidated balance sheets of ZERO Corporation and its subsidiaries as of March 31, 1996 and 1995, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ZERO Corporation and its subsidiaries at March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
Los Angeles, California
May 10, 1996

MANAGEMENT'S REPORT


      The accompanying consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles and, where appropriate, include amounts based on management's judgment and estimates. The integrity of the financial statements and the other financial information in the Annual Report is the responsibility of management. The financial statements have been audited by Deloitte & Touche LLP, independent auditors, appointed by the Board of Directors.

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

   In management's opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ZERO Corporation and its subsidiaries at March 31, 1996 and 1995, and the results of operations and cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.


/S/Wilford D. Godbold, Jr.     /S/George A. Daniels       /S/Diane N. Kajikami
Wilford D. Godbold, Jr.        George A. Daniels          Diane N. Kajikami
PRESIDENT AND CHIEF            VICE PRESIDENT AND         CONTROLLER AND CHIEF
EXECUTIVE OFFICER              CHIEF FINANCIAL OFFICER    ACCOUNTING OFFICER

May 10, 1996

     CONDENSED STATEMENTS OF CONSOLIDATED INCOME



(IN $000S, EXCEPT PER SHARE DATA)

Years Ended March 31,                       1996      1995      1994      1993      1992
- ------------------------------------------------------------------------------------------
Net Sales                                 $206,247  $179,694  $171,821  $160,466  $160,279
Cost of Sales                              135,708   118,084   115,957   107,663   109,700
Selling and Administrative Expenses         43,933    39,769    36,482    35,388    36,782
Other Income, Net                            1,641     2,385     1,581     1,587     2,263
Income Before Income Taxes                  28,247    24,226    20,963    19,002    16,060
Net Income                                  16,950    14,825    12,851    11,635     9,695
Per Share Data:
   Earnings                                  $1.07     $0.93     $0.81     $0.74     $0.62
   Dividends Paid                             0.44      0.41      0.40      0.40      0.40

- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------



QUARTERLY RESULTS OF OPERATIONS  (UNAUDITED)

                                           TOTAL          GROSS      INCOME BEFORE       NET       EARNINGS PER
QUARTER ENDED:                           NET SALES        PROFIT      INCOME TAXES      INCOME      COMMON SHARE
- -----------------------------------------------------------------------------------------------------------------
1996
March 31, 1996                         $55,915,000    $19,144,000     $8,064,000     $4,841,000        $0.32
December 31, 1995                       50,328,000     16,775,000      6,420,000      3,852,000         0.24
September 30, 1995                      51,387,000     18,026,000      7,584,000      4,550,000         0.28
June 30, 1995                           48,617,000     16,594,000      6,179,000      3,707,000         0.23

1995
March 31, 1995                         $44,493,000    $15,426,000     $6,424,000     $3,969,000        $0.25
December 31, 1994                       44,902,000     15,481,000      5,845,000      3,550,000         0.22
September 30, 1994                      46,583,000     16,027,000      6,587,000      4,028,000         0.25
June 30, 1994                           43,716,000     14,676,000      5,370,000      3,278,000         0.21

- -----------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------


MARKET AND DIVIDEND INFORMATION
The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the ticker symbol ZRO. The trading range and dividends paid by quarter for the two fiscal years ended March 31, 1996 are as follows:


                                  Trading Range
                                    Dividends

- --------------------------------------------------------------------------------
                                       TRADING RANGE            DIVIDENDS
QUARTER ENDED                       HIGH            LOW            PAID
- --------------------------------------------------------------------------------
1996
MARCH 31, 1996                    $18.25         $15.13           $.11
DECEMBER 31, 1995                  17.88          14.88            .11
SEPTEMBER 30, 1995                 16.88          14.63            .11
JUNE 30, 1995                      15.00          13.00            .11

1995
MARCH 31, 1995                    $14.75         $12.63           $.11
DECEMBER 31, 1994                  14.00          12.13            .10
SEPTEMBER 30, 1994                 13.50          12.13            .10
JUNE 30, 1994                      14.00          11.63            .10
- --------------------------------------------------------------------------------


36