Form 10-K405, Exhibit 13
period 1997-03-31
ZERO CORP
filed 1997-06-30
CIK 109284

                                                                      EXHIBIT 13
Consolidated Highlights
(Dollars in thousands, except per share data)

Year Ended March 31,        1992       1993       1994       1995       1996       1997
-----------------------------------------------------------------------------------------
Net Sales                 $160,279   $160,466   $171,821   $179,694   $206,247   $225,442
Net Income                   9,695     11,635     12,851     14,825     16,950     15,888
Working Capital             56,223     59,576     66,980     73,531     58,174     70,341
Total Assets               150,479    153,871    158,734    171,524    165,838    185,956
Stockholders' Equity       123,065    128,671    136,477    145,594     84,831    101,253
Long-Term Debt               1,172          -          -          -     51,525     51,503
Return on Average
  Stockholders' Equity         8.0%       9.2%       9.7%      10.5%      14.7%      17.1%
Current Ratio                3.8:1      3.9:1      5.0:1      4.8:1      3.9:1      4.3:1
Per Share Data:
  Earnings                $   0.62   $   0.74   $   0.81   $   0.93   $   1.07   $   1.28
  Dividends Paid              0.40       0.40       0.40       0.41       0.44       0.12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Net Sales in fiscal 1997 were $225.4 million, an increase of 9.3% over fiscal 1996. This compares to sales growth of 14.8% in 1996 when compared to 1995. The increases in both years were primarily attributable to higher sales applicable to the telecommunications, instrumentation and data processing markets and to acquisitions. These increases were partially offset by the sale of Anvil Cases, Inc. in May 1996 and by declines in the air cargo market in 1996 and 1995.

     Operating income margin in 1997 decreased to 12.8% as compared with 12.9% in 1996, primarily due to losses at two European operations. Operating income margin increased 5.7% in 1996 from 12.2% in 1995 primarily due to higher volume, favorable product mix and cost-containment efforts, partially offset by increased material and supply costs.

 . Effects of Inflation
Price increases by ZERO did not contribute significantly to increases in the Company's Net Sales. The impact of rising costs of labor, material and supplies, and equipment was mitigated, in part, by changes in product design, overall manufacturing and purchasing efficiencies, and effective management and control of operating expenses.

 . Stock Repurchases
In a Dutch Auction Tender Offer during fiscal 1996, the Company repurchased approximately 25% of its outstanding shares, funded by the issuance of long-term promissory notes aggregating $50 million, together with approximately $22 million of cash and cash derived from the sale of short-term investments. As a result, net income for fiscal 1997 was reduced by approximately $2.8 million due to the interest expense on the $50 million notes together with the foregone investment income on the $22 million cash used.

     In November 1996, the Board of Directors authorized the repurchase of up to an additional 400,000 shares, as well as the shares of "odd lot" stockholders. During fiscal 1997, approximately 15,400 shares were repurchased.

 . Acquisitions and Divestiture
The Company acquired two companies in fiscal 1997 and three companies during fiscal 1996, all of which complement existing operations. These acquisitions were accounted for using the purchase method of accounting. The operating results of the entities acquired, which were not material, were included in the consolidated financial statements from their respective acquisition dates. The Company also completed the sale of Anvil Cases, Inc. in fiscal 1997.

 . Liquidity and Capital Resources
The Company's source of liquidity is a combination of cash and cash equivalents and cash provided by operations, together with a $20 million revolving bank credit facility and a $20 million shelf facility available to finance acquisitions.

     At March 31, 1997, the Company's cash and cash equivalents and short-term investments increased to $16,201,000 from $7,983,000 at March 31, 1996, primarily due to cash provided by operating activities which amounted to $19,204,000 in 1997, partially offset by cash used for capital expenditures, acquisitions and dividend payments. Cash dividends paid during fiscal 1997 decreased $5,599,000 as compared with fiscal 1996 due to the reduction in the annual cash dividend rate from $.44 per share to $.12 per share, which was effective April 1996, and the reduction in outstanding shares as a result of the stock repurchases.

     At March 31, 1996, the Company's cash and cash equivalents and short-term investments decreased to $7,983,000 from $37,034,000 at March 31, 1995, primarily as a result of the stock repurchase which required approximately $22 million of cash (in addition to the $50 million notes), as well as property additions, the acquisition of three companies and payment of dividends, partially offset by cash provided by operating activities of $17,326,000.

     In fiscal 1995, cash provided by operating activities was used primarily for capital expenditures and payment of dividends.

     Management believes cash from operations, together with the Company's $20 million revolving bank credit facility, $20 million shelf facility available to finance acquisitions and the reduction in cash dividends, will provide sufficient funds to finance current and forecasted operations, including potential smaller acquisitions, for the next 12-month period. For larger acquisitions, management believes the balance sheet will sustain additional borrowing. The Company will continue to invest its cash reserves in liquid, lower-risk investments.

 . Contingencies
The Company was notified by certain governmental agencies that it is, or may be, potentially responsible for costs associated with the investigation and remediation of four sites where soil and/or groundwater contamination is alleged. The Company is working with the governmental agencies to resolve these matters. The Company has provided reserves to cover those costs that can be reasonably estimated at this time. Refer to Note 10 of Notes to Consolidated Financial Statements for further discussion of environmental and other contingencies.

 . New Accounting Standards
During 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption did not have a material effect on the Company's financial position or operating results.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective in fiscal years beginning after December 15, 1995. As permitted by SFAS No. 123, the Company has continued to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has included the necessary disclosures in its 1997 financial statements.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which is applicable to the Company in fiscal year ending March 31, 1998. The Company has determined that the effect of SFAS No. 128 would not have a material effect on the Company's financial statements for the year ended March 31, 1997.

 . Outlook for 1998
The Company announced that it expects fiscal 1998 to be stronger than fiscal 1997 due in part to the continued growth of the electronics markets it serves and the level of backlog at the beginning of the fiscal year.

 . SAFE HARBOR STATEMENT
STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT OUR CONFIDENCE, STRATEGIES AND EXPECTATIONS, TECHNOLOGIES AND OPPORTUNITIES, INDUSTRY AND MARKET SEGMENT GROWTH, DEMAND AND ACCEPTANCE OF NEW AND EXISTING PRODUCTS, AND RETURN ON INVESTMENTS IN PRODUCTS AND MARKETS, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION, THE EFFECT OF GENERAL ECONOMIC AND MARKET CONDITIONS, THE CONTINUING STRENGTH OF THE ELECTRONICS MARKETS WE SERVE, COMPETITOR PRICING, MAINTENANCE OF OUR CURRENT MOMENTUM AND OTHER FACTORS.

  STATEMENTS OF CONSOLIDATED INCOME

Years Ended March 31,                           1997            1996            1995
------------------------------------------------------------------------------------

Net Sales                               $225,442,000    $206,247,000    $179,694,000

Cost of Sales                            151,131,000     135,708,000     118,084,000

Selling and Administrative Expenses       45,522,000      43,933,000      39,769,000
------------------------------------------------------------------------------------
     Operating Income                     28,789,000      26,606,000      21,841,000
====================================================================================
Other Income                               1,847,000       1,077,000       1,344,000

Interest Income                              515,000       1,727,000       1,703,000

Interest Expense                           4,670,000       1,163,000         662,000
------------------------------------------------------------------------------------
Income Before Income Taxes                26,481,000      28,247,000      24,226,000

Income Taxes                              10,593,000      11,297,000       9,401,000
------------------------------------------------------------------------------------
Net Income                              $ 15,888,000    $ 16,950,000    $ 14,825,000
====================================================================================
Earnings Per Common Share                      $1.28           $1.07           $0.93
------------------------------------------------------------------------------------

====================================================================================
The Notes to Consolidated Financial Statements are an integral part of these statements.

  CONSOLIDATED BALANCE SHEETS


March 31,                                                                 1997            1996
----------------------------------------------------------------------------------------------
 . ASSETS

Current Assets

     Cash and cash equivalents                                    $ 16,201,000    $  7,018,000

     Short-term investments                                                ---         965,000

     Receivables (less allowances for doubtful accounts of

       $607,000 in 1997 and $759,000 in 1996)                       35,966,000      33,973,000

     Inventories

         Raw materials and supplies                                 21,504,000      18,266,000

         Work in process                                             7,821,000       7,810,000

         Finished goods                                              5,685,000       5,485,000

     Other (including deferred tax assets of $1,864,000

       in 1997 and $2,334,000 in 1996)                               4,172,000       4,931,000
----------------------------------------------------------------------------------------------

Total Current Assets                                                91,349,000      78,448,000
==============================================================================================

Net Property, Plant and Equipment                                   44,375,000      39,721,000

Goodwill (less accumulated  amortization of $11,844,000

  in 1997 and $10,644,000 in 1996)                                  30,602,000      31,425,000

Other Assets                                                        19,630,000      16,244,000
----------------------------------------------------------------------------------------------

     Total Assets                                                 $185,956,000    $165,838,000
==============================================================================================
==============================================================================================

The Notes to Consolidated Financial Statements are an integral part of these statements.


  CONSOLIDATED BALANCE SHEETS

March 31,                                                                 1997            1996
----------------------------------------------------------------------------------------------
 . LIABILITIES

Current Liabilities

     Current portion of long-term debt                            $     35,000    $     69,000

     Accounts payable                                                8,901,000       8,318,000

     Income taxes payable                                                  ---       1,101,000

     Accrued liabilities

          Other taxes                                                  675,000         473,000

          Wages and commissions                                      6,579,000       6,258,000

          Workers' compensation                                      1,128,000         634,000

          Other                                                      3,690,000       3,421,000
----------------------------------------------------------------------------------------------
     Total Current Liabilities                                      21,008,000      20,274,000
==============================================================================================
Non-Current Liabilities (including deferred compensation
   of $9,443,000 in 1997 and $7,903,000 in 1996)                    12,192,000       9,208,000

Long-term Debt                                                      51,503,000      51,525,000

Commitments and Contingencies (Notes 9 and 10)

 . STOCKHOLDERS' EQUITY
     Preferred stock -- authorized 1,000,000 shares of $.01 par value; none issued

     Common stock -- authorized 30,000,000 shares of $.01
       par value; issued shares, 16,445,332 in 1997 and
       16,285,343 in 1996; outstanding shares, 12,250,427
       in 1997 and 12,105,840 in 1996                                  164,000         163,000

     Additional paid-in capital                                     37,021,000      34,248,000

     Retained earnings                                             137,750,000     124,184,000
----------------------------------------------------------------------------------------------
                                                                   174,935,000     158,595,000
     Foreign currency translation adjustment                           132,000        (243,000)

     Treasury stock (4,194,905 shares in 1997 and
       4,179,503 shares in 1996), at cost                          (73,814,000)    (73,521,000)
----------------------------------------------------------------------------------------------
     Total Stockholders' Equity                                    101,253,000      84,831,000
----------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Equity                   $185,956,000    $165,838,000
==============================================================================================

==============================================================================================
The Notes to Consolidated Financial Statements are an integral part of these statements.

  STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                         Foreign
                                                                        Additional                       Currency
                                           Issued          Common         Paid-in         Retained      Translation     Treasury
                                           Shares*          Stock         Capital         Earnings      Adjustments        Stock
------------------------------------------------------------------------------------------------------------------------------------

Balance at March 31, 1994                16,079,500        $161,000     $30,605,000    $107,509,000       $(124,000)    $(1,674,000)


Net income for the year                         ---             ---             ---      14,825,000             ---             ---


Cash dividends declared --
   $.41 per share                               ---             ---             ---      (6,533,000)            ---             ---


Exercise of stock options and
   issuance of treasury stock                44,644             ---         474,000         (42,000)            ---          13,000


Foreign currency translation
   adjustments and other                        ---             ---             ---          (5,000)        385,000             ---

------------------------------------------------------------------------------------------------------------------------------------

Balance at March 31, 1995                16,124,144         161,000      31,079,000     115,754,000         261,000      (1,661,000)


Net income for the year                         ---             ---             ---      16,950,000             ---             ---


Cash dividends declared --
   $.44 per share                               ---             ---             ---      (7,059,000)            ---             ---


Exercise of stock options and
   issuance of treasury stock               161,199           2,000       3,169,000      (1,461,000)            ---          11,000


Stock repurchase                                ---             ---             ---             ---             ---     (71,871,000)


Foreign currency translation
   adjustments and other                        ---             ---             ---             ---        (504,000)            ---

------------------------------------------------------------------------------------------------------------------------------------

Balance at March 31, 1996                16,285,343         163,000      34,248,000     124,184,000        (243,000)    (73,521,000)


Net income for the year                         ---             ---             ---      15,888,000             ---             ---


Cash dividends declared --
   $.12 per share                               ---             ---             ---      (1,460,000)            ---             ---


Exercise of stock options                   159,989           1,000       2,773,000        (862,000)            ---             ---


Stock repurchase                                ---             ---             ---             ---             ---        (293,000)


Foreign currency translation
   adjustments and other                        ---             ---             ---             ---         375,000             ---

------------------------------------------------------------------------------------------------------------------------------------

Balance at March 31, 1997                16,445,332        $164,000     $37,021,000    $137,750,000        $132,000    $(73,814,000)

===================================================================================================================================

===================================================================================================================================

* Outstanding shares at March 31, 1997, 1996 and 1995 were 12,250,427, 12,105,840 and 15,963,256, respectively.

  The Notes to Consolidated Financial Statements are an integral part of these statements.

  STATEMENTS OF CONSOLIDATED CASH FLOWS

Years Ended March 31,                                           1997            1996            1995
----------------------------------------------------------------------------------------------------
Cash Flow From Operating Activities
Net income                                               $15,888,000     $16,950,000     $14,825,000
Adjustments to reconcile net income to net
  cash provided by operating activities
   Depreciation                                            6,249,000       5,069,000       4,642,000
   Amortization                                            1,200,000       1,086,000       1,025,000
   Gain on sale of assets                                   (511,000)        (46,000)            --
   Changes in operating assets and liabilities,
     net of effect of business acquisitions
      Receivables                                         (2,046,000)     (4,833,000)     (1,823,000)
      Inventories                                         (2,711,000)     (1,852,000)     (4,379,000)
      Other non-current assets                            (2,239,000)       (215,000)       (710,000)
      Accounts payable                                       603,000          (8,000)      2,287,000
      Accrued liabilities                                     49,000         118,000         141,000
      Other non-current liabilities                        1,417,000       2,639,000       1,245,000
   Other                                                   1,305,000      (1,582,000)        888,000
----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                 19,204,000      17,326,000      18,141,000
----------------------------------------------------------------------------------------------------
Cash Flow From Investing Activities
  (Purchases) sales of short-term investments, net           965,000      18,937,000      (1,377,000)
  Purchase of non-cash assets of
    acquired businesses                                   (1,936,000)    (11,748,000)            --
  Expenditures for property, plant
    and equipment                                        (10,822,000)     (8,657,000)     (8,561,000)
  Proceeds from sale of assets                             1,651,000       1,670,000             --
  Other                                                     (142,000)        324,000        (215,000)
----------------------------------------------------------------------------------------------------
Net cash provided by (used in)
 investing activities                                    (10,284,000)        526,000     (10,153,000)
----------------------------------------------------------------------------------------------------
Cash Flow From Financing Activities
  Stock repurchases                                         (293,000)    (71,871,000)            --
  Cash dividends paid                                     (1,460,000)     (7,059,000)     (6,533,000)
  Proceeds from issuance of long-term debt                        --      50,000,000             --
  Payments of long-term debt                                (273,000)       (253,000)            --
  Exercise of stock options                                1,912,000       1,710,000         432,000
  Other (including effect of exchange
    rate changes)                                            377,000        (493,000)        402,000
----------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities          263,000     (27,966,000)     (5,699,000)
----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
 cash equivalents                                          9,183,000     (10,114,000)      2,289,000
Cash and cash equivalents at
 beginning of period                                       7,018,000      17,132,000      14,843,000
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period               $16,201,000      $7,018,000     $17,132,000
====================================================================================================

====================================================================================================
The Notes to Consolidated Financial Statements are an integral part of these statements.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

 . Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

 . Cash Equivalents
Cash equivalents include mutual funds, treasury bills and other highly liquid investments purchased with maturities of three months or less. As of March 31, 1997 and 1996, the carrying values of cash equivalents approximated market values.

 . Short-term Investments
Short-term investments at March 31, 1996 consist primarily of municipal bonds that are classified as securities available-for-sale. Market prices, which approximated cost at the balance sheet dates, are reasonable estimates of the portfolio's fair value.

 . Inventories
Inventories are stated at the lower of cost (first-in, first-out or average) or market.

 . Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Capital leases and leasehold improvements are amortized over the life of the related assets or the life of the lease, whichever is shorter.

 . Intangible Assets
Costs in excess of the fair value of net assets acquired in purchase transactions are recorded as goodwill and amortized over periods of up to 40 years. The Company reviews the recoverability of intangible assets to determine if there has been any permanent impairment. Such review includes estimating cash flows based on operating performance and future prospects of the business. If a permanent impairment has occurred, a reserve for such impairment would be recorded.

 . Earnings per Common Share
Earnings per common share are computed using the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding, which for 1997, 1996 and 1995 were 12,414,566, 15,865,866 and 16,020,063, respectively.

 . Foreign Currency Translation
Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the year-end exchange rate and gains and losses are being accumulated in stockholders' equity. The related income statement is translated at the average exchange rate for the year.

 . Supplemental Cash Flow Information
For the years ended March 31, 1997, 1996 and 1995, cash paid for income taxes was $11,696,000, $12,065,000 and $8,333,000, respectively, and cash paid for interest on long-term debt was $3,801,000, $118,000 and $0, respectively.

In connection with acquisitions during fiscal years 1997 and 1996, the following liabilities were created:

                                                        1997            1996
----------------------------------------------------------------------------
Estimated fair value of assets acquired          $ 2,488,000    $  9,696,000

Goodwill and identifiable intangible assets        1,331,000       3,899,000

Cash paid                                         (1,936,000)    (11,748,000)
----------------------------------------------------------------------------
Liabilities created                              $ 1,883,000    $  1,847,000
============================================================================

 . Concentration of Credit Risks
Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash equivalents, short-term investments and receivables. The Company places its cash equivalents and short-term investments with high credit quality institutions and limits the amount of credit exposure with any one institution. Credit risk on trade receivables is minimized as a result of the diverse nature of the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

 . Use of Estimates
The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 . New Accounting Standards
During 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption did not have a material effect on the Company's financial position or operating results.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective in years beginning after December 15, 1995. As permitted by SFAS No. 123, the Company has continued to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and has included the necessary disclosures in its 1997 financial statements.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" (EPS), which is applicable to the Company in the fiscal year ended March 31, 1998. The Statement replaces the presentation of primary EPS with a presentation of basic EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. The Company has determined that the effect of SFAS No. 128 would not have a material effect on the Company's financial statements for the year ended March 31, 1997.

 . Fair Value of Financial Instruments
The Company's financial instruments consist primarily of cash equivalents, short-term investments, receivables, accounts payable, accrued liabilities and debt instruments. The carrying values of all financial instruments, other than debt instruments, are representative of their fair values due to their short maturities. The estimated fair value of the notes payable has been determined using the appropriate valuation methodologies and approximates book value.

 . Impairment of Long-lived Assets
The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write down would be recorded to reduce the related asset to its estimated fair value.

 . Report Presentation
Certain amounts reported in prior years have been reclassified to conform to the 1997 presentation.

--------------------------------------------------------------------------------
NOTE 2

 .Property, Plant and Equipment

Property, plant and equipment and accumulated depreciation and amortization at March 31, 1997 and 1996 consisted of:

                                                     ESTIMATED
                                                    USEFUL LIVES      1997          1996
--------------------------------------------------------------------------------------------
Land                                                               $ 2,866,000   $ 2,908,000
Buildings/land improvements                         10-40 years     20,835,000    19,156,000
Machinery/equipment                                 3-15 years      68,894,000    62,739,000
Leasehold improvements                              5-9 years        4,646,000     4,597,000
--------------------------------------------------------------------------------------------
     Total                                                          97,241,000    89,400,000
Less accumulated depreciation and amortization                      52,866,000    49,679,000
--------------------------------------------------------------------------------------------
Net property, plant and equipment                                  $44,375,000   $39,721,000
============================================================================================

--------------------------------------------------------------------------------

NOTE 3

 . Employee Benefits
The Company has a defined contribution pension plan and, as of January 1, 1995, a 401(k) plan which, except for employees covered by a collective bargaining agreement at one plant, cover all employees who have completed at least one year of service and are employed by U.S. divisions that have elected to participate. The pension plan cost, which is fully funded on a current basis, is based upon percentages of eligible employees' compensation. The Company's contributions to the pension plan aggregated $1,607,000, $1,539,000 and $1,507,000 in 1997, 1996
and 1995, respectively, and to the 401(k) plan aggregated $489,000, $427,000 and $95,000 in 1997, 1996 and 1995, respectively.

     The Company has nonqualified deferred compensation plans for key employees who can elect to have a portion of their compensation deferred. The amounts set aside earn interest at rates generally higher than the average prime interest rate. Interest expense accrued on the participants' accounts totalled $862,000, $714,000 and $620,000 in 1997, 1996 and 1995, respectively. Generally, payment of a participant's account balance will be deferred until death, disability, retirement or termination.

--------------------------------------------------------------------------------
NOTE 4

 . Long-term Debt
At March 31, 1997 and 1996, long-term debt consisted of:

                                                                    1997          1996
--------------------------------------------------------------------------------------
Senior promissory notes due March 8, 2011                    $50,000,000   $50,000,000
Other notes payable due July 3, 2002 and March 31, 2005        1,538,000     1,594,000
--------------------------------------------------------------------------------------
Total                                                         51,538,000    51,594,000
Less current portion                                              35,000        69,000
--------------------------------------------------------------------------------------
Total long-term debt                                         $51,503,000   $51,525,000
======================================================================================

     The Company issued senior promissory notes in the aggregate of $50,000,000, which bear interest at 7.13%, and are payable in 11 annual payments of $4,545,000 beginning March 8, 2001. The proceeds from the notes were used solely for the repurchase of the Company's common stock in the Dutch Auction Tender Offer and for payment of related expenses. Other notes payable have imputed interest rates ranging from 8.5% to 10%.

     On March 31, 1996, the Company entered into a credit agreement with a bank, which provides for a revolving line of credit of

$20,000,000 through March 31, 1998, and for letters of credit totaling $8,000,000. The revolving line of credit bears interest either at the prime rate or the London Interbank Offered Rate plus 1%, at the Company's option, at the time of borrowing. No amounts were outstanding under the line at March 31, 1997 or at March 31, 1996. The Company has also negotiated a $20,000,000 shelf facility for future acquisitions. The interest rate for the shelf facility would be based on U.S. Treasury rates at the time of borrowing.

     Aggregate maturities of long-term debt over the next five fiscal years are as follows: $35,000 in 1998, $142,000 in 1999, $217,000 in 2000, $4,801,000 in
2001, $4,841,000 in 2002 and $41,502,000 thereafter.

--------------------------------------------------------------------------------
NOTE 5

 . Acquisitions and Divestiture
The Company acquired two companies during fiscal 1997 and three companies in fiscal 1996, all of which complement existing operations. These acquisitions were accounted for using the purchase method of accounting. The operating results of the entities acquired, which were not material, were included in the consolidated financial statements from their respective acquisition dates. The purchase prices of these acquisitions were allocated to the net assets acquired, including intangible assets, based upon their estimated fair values at the dates of acquisition. Intangible assets, principally the excess of cost over the fair value of identifiable net assets of these purchased businesses, are being amortized using the straight-line method over a period of 15 years.

     During fiscal 1997, the Company completed the sale of Anvil Cases, Inc., a subsidiary of the Company, which manufactures riveted cases primarily for the music, packaging specialists and audio/video markets. The pro forma effect of these transactions on 1997 and 1996 was not material.

--------------------------------------------------------------------------------
NOTE 6

 . Common Stock

The Company has a stock option plan that provides for the granting of options to purchase shares of the Company's stock to directors, officers and other key employees at a price not less than the fair market value on the date of grant. Options are granted for terms of five to eight years and are exercisable in annual installments (generally one-third of the total grant) commencing one year from date of grant, on a cumulative basis.

     The Company's stock option plan provides for the granting of qualified and nonqualified options as well as stock appreciation rights (SARs) in tandem with options. The SARs entitle a holder to receive an amount equal to the excess of the fair market value of the Company's common stock on the date of exercise over the option price. The exercise of SARs automatically cancels the option on the related shares. Compensation expense recognized in connection with SARs during the years ended March 31, 1997, 1996 and 1995 was not material.

     Changes in the number of shares subject to options during the three years ended March 31, 1997, are summarized as follows:

                                               1997                       1996                 1995
--------------------------------------------------------------------------------------------------------------
                                                    Weighted                   Weighted            Weighted
                                                  Avg. Exercise             Avg. Exercise        Avg. Exercise
                                       Shares         Price         Shares     Price      Shares     Price
--------------------------------------------------------------------------------------------------------------
Outstanding at beginning
  of year                              826,741           $13.60     866,048    $12.82    772,000    $13.08
Granted                                216,900           $19.47     253,500    $15.39    272,600    $12.87
Exercised                             (204,378)          $13.17    (250,871)   $12.74    (44,644)   $11.91
Canceled or expired                    (29,035)          $15.13     (41,936)   $13.45   (133,908)   $14.72
--------------------------------------------------------------------------------------------------------------
Outstanding at end of year             810,228           $15.22     826,741    $13.60    866,048    $12.82
==============================================================================================================
Options exercisable
  at year-end                          392,262                      370,447              399,685

Weighted average fair value
  of options granted
  during the year                        $6.10                        $4.62

Options available for
  future grant                          56,768                      255,868              482,300
==============================================================================================================

     The Company has recognized no compensation cost for its plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS No. 123, the Company's pro forma net income and earnings per share for fiscal year 1997 would have been $15.6 million and $1.25 per share, respectively, and $16.9 million and $1.06 per share, respectively, for fiscal year 1996.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for fiscal 1997 and 1996, respectively: risk-free interest rate of 6.3% and 5.8%; expected volatility of 22.6% and 23.3%; dividend yield of .6% and
 .8%; and an expected life of five years. No adjustments have been made for non-transferability or risk of forfeiture.

The following table summarizes information about stock options outstanding at March 31, 1997:

                              Options Outstanding                                          Options Exercisable
-------------------------------------------------------------------------------------  --------------------------------
                                 Number              Wtd. Avg.                              Number
        Range of             Outstanding at          Remaining            Wtd. Avg.     Exercisable at     Wtd. Avg.
     Exercise Prices            3/31/97           Contractual Life     Exercise Price      3/31/97       Exercise Price
-------------------------------------------------------------------------------------  --------------------------------
     $11.31 - $13.75             385,189                3.8                $12.78          321,550           $12.77
     $15.38 - $15.63             212,139                5.6                $15.39           70,712           $15.39
     $19.38 - $21.38             212,900                6.6                $19.47

--------------------------------------------------------------------------------
NOTE 7

 . Common Stock Repurchase
In February 1996, the Company repurchased approximately 4,019,000 shares of its common stock at a cost of approximately $71,871,000 in a Dutch Auction Tender Offer.

     The source of the funds to repurchase the shares in February 1996 was provided by the issuance of promissory notes totaling $50,000,000 by the Company (refer to Note 4), together with available cash and cash derived from the sale of short-term investments.

     In November 1996, the Board of Directors authorized the repurchase of up to an additional 400,000 shares, as well as the shares of "odd lot" stockholders. During fiscal 1997, approximately 15,400 shares were repurchased.

--------------------------------------------------------------------------------
NOTE 8

 . Income Taxes

The Company uses the asset and liability method of accounting for income taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

     The provision for income taxes is summarized as follows:

                                   1997            1996            1995
-----------------------------------------------------------------------
Current
    Federal                 $ 8,470,000     $10,031,000     $ 7,867,000
    State                     1,432,000       2,145,000       1,580,000
Deferred
    Federal                     708,000        (740,000)        (38,000)
    State                       (17,000)       (139,000)         (8,000)
-----------------------------------------------------------------------
Total                       $10,593,000     $11,297,000     $ 9,401,000
=======================================================================

Deferred tax assets and liabilities comprised the following as of March 31,

                                                  1997                            1996
--------------------------------------------------------------------------------------------------
                                      Deferred Tax    Deferred Tax    Deferred Tax    Deferred Tax
                                        Assets         Liabilities       Assets        Liabilities
--------------------------------------------------------------------------------------------------
Depreciation/amortization               $      --       $2,814,000      $      --       $2,388,000
Provision for estimated expenses           444,000             ---         952,000             ---
Employee benefit plans                   5,353,000             ---       4,465,000             ---
State and foreign taxes                        ---         235,000         604,000             ---
Other                                          ---         884,000             ---       1,078,000
--------------------------------------------------------------------------------------------------
Total                                   $5,797,000      $3,933,000      $6,021,000      $3,466,000
==================================================================================================

A reconciliation between the income taxes computed at the federal statutory rate and the provision for income taxes is as follows:

                                           1997            1996           1995
------------------------------------------------------------------------------
Income taxes computed at the
  federal statutory rate            $ 9,268,000     $ 9,886,000     $8,479,000
State income taxes, net of
  federal income tax benefit            909,000       1,304,000      1,022,000
Tax-exempt income                       (97,000)        (90,000)      (152,000)
Other                                   513,000         197,000         52,000
------------------------------------------------------------------------------
Total provision                     $10,593,000     $11,297,000     $9,401,000
==============================================================================
Effective income tax rate                 40.0%           40.0%          38.8%
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 9

 . Commitments
Future minimum lease payments under operating leases at March 31, 1997 are summarized as follows:

     Years Ending March 31,
          1998             $ 2,343,000
          1999               2,191,000
          2000               1,665,000
          2001               1,089,000
          2002                 950,000
          Thereafter         3,159,000
          ----------------------------
          Total            $11,397,000
          ============================

     Rental expense under operating leases was $2,090,000, $2,059,000 and $2,049,000 for 1997, 1996 and 1995, respectively. Obligations under capital leases at March 31, 1997 were not material.

--------------------------------------------------------------------------------
NOTE 10

CONTINGENT LIABILITIES

 . Environmental Matters
In November 1996, the Company, along with 39 other potentially responsible parties (PRPs), received an Administrative Order for Remedial Action from the U.S. Environmental Protection Agency (the EPA) with regard to implementation of the interim remedy for the Glendale North and Glendale South Operable Units of the San Fernando Valley Superfund Site near Los Angeles, California ("the Site"). An administrative order on consent relating to the design work for the interim remedies was entered into in March 1994 between the EPA and 24 PRPs, including the Company. The design work is complete.

     An arbitrated award has resulted in the allocation of a 58.8% share of the total costs associated with the Site to certain Burbank Operable Unit PRPs. The remaining 41.2% share was allocated to the Glendale PRPs, including the Company. The Company has provided reserves of approximately $900,000 for its estimated share of the total costs of construction, operation and maintenance of the EPA selected remedy, as well as certain response and oversight costs of the EPA and the State of California in connection with the Site. The Company's liabilities for these costs are based on management's best estimate of undiscounted future costs, excluding possible insurance recoveries. The Company's ultimate liability related to environmental matters at the Site is dependent upon a variety of factors, including changes in the cost of the construction, operation and maintenance of the interim remedy and the final remedy, as well as any changes to the allocation of those costs among the PRPs including any additional participants. The Company has received favorable rulings from the U.S. District Court in response to its claim for reimbursement of defense costs related to the Site from its insurance carriers. These rulings are currently being appealed by the carriers.

     The Company is also engaged in remediation and/or environmental monitoring at three other locations, and has been named by the State of California as potentially responsible at one location. The Company has provided reserves, which are not deemed to be material, for the cleanup costs associated with these sites to the extent they could be reasonably estimated at this time.

 . Other Matters
In December 1996, the Company was contacted by the U.S. government General Services Administration (GSA), Office of General Counsel, with respect to responses of the Company in January 1994 to an administrative subpoena regarding an examination of freight charges under certain GSA contracts with a division of the Company. The Company again outlined its position with respect to the freight charges at that time. No further information or response has been received from the GSA and, therefore, the Company is unable to accurately assess the situation further at this time.

     The Company is subject to other legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, any liability that may result from the resolution of these matters will not have a material adverse effect on its financial statements.

--------------------------------------------------------------------------------
NOTE 11

Segment Information
Business segment information as of and for the years ended March 31, 1997, 1996 and 1995 is as follows:

                                     1997                                  1996                                1995
---------------------------------------------------------------------------------------------------------------------------------

                      Encl. and                               Encl. and                            Encl. and
(In $000s)           Accessories      Other       Total      Accessories    Other     Total       Accessories   Other     Total
---------------------------------------------------------------------------------------------------------------------------------

Net sales               $175,119    $ 50,323    $225,442       $152,378    $53,869   $206,247       $126,805   $52,889   $179,694
                        ---------------------------------------------------------------------------------------------------------
Operating profit
  before general
  corporate expenses      31,312       4,222      35,534         30,547      2,435     32,982         24,868     2,939     27,807
                        ---------------------------------------------------------------------------------------------------------

General corporate
  expenses, net                                   (4,383)                              (3,572)                             (2,919)
Interest expense                                  (4,670)                              (1,163)                               (662)

                        ---------------------------------------------------------------------------------------------------------
Income before
  income taxes                                  $ 26,481                             $ 28,247                            $ 24,226
                        =========================================================================================================
Identifiable assets     $102,194    $ 46,519    $148,713       $ 99,570    $47,264   $146,834       $ 74,493   $45,288   $119,781
                        ---------------------------------------------------------------------------------------------------------
Corporate assets                                  37,243                               19,004                              51,743
                        ---------------------------------------------------------------------------------------------------------
Total assets                                    $185,956                             $165,838                            $171,524
                        =========================================================================================================
Depreciation            $  4,283    $  1,966    $  6,249       $  3,280    $ 1,789   $  5,069       $  2,781   $ 1,861   $  4,642
                        ---------------------------------------------------------------------------------------------------------
Capital expenditures    $  9,063    $  1,759    $ 10,822       $  6,573    $ 2,667   $  9,240       $  7,107   $ 1,454   $  8,561
                        ---------------------------------------------------------------------------------------------------------

     The Company's Enclosures and Accessories segment consists of products that serve the system packaging, thermal management and engineered case requirements of the telecommunications, instrumentation, data processing and government/military markets of the electronics industry. These products include cabinets, metal and plastic enclosures, instrumentation cases, card cages for printed circuit boards, as well as precision slides, blowers, fans, cooling systems and other similar products. The Company also manufactures and sells aluminum luggage, camera cases, industrial carrying cases, air cargo enclosures and hardware, food service containers and other custom metal products.

     The following presents a summary of operations by geographic area as of and for the years ended March 31, 1997, 1996 and 1995:

(In $000s)                               1997        1996        1995
---------------------------------------------------------------------
Net Sales
     U.S. operations                 $201,784    $183,662    $167,306
     European operations               23,658      22,585      12,388
---------------------------------------------------------------------
     Consolidated                    $225,442    $206,247    $179,694
=====================================================================
Net Sales between operations         $  2,198    $  3,230    $  1,461
=====================================================================
Operating income
     U.S. operations                 $ 29,444    $ 25,163    $ 21,063
     European operations                 (655)      1,443         778
---------------------------------------------------------------------
     Consolidated                    $ 28,789    $ 26,606    $ 21,841
=====================================================================
Identifiable assets at year end
     U.S. operations                 $168,242    $149,394    $162,602
     European operations               17,714      16,444       8,922
---------------------------------------------------------------------
     Consolidated                    $185,956    $165,838    $171,524
=====================================================================

     Total export sales from U.S. operations and net sales from European operations were $36,276,000, $34,323,000 and $20,706,000, or 16%, 17% and 12% of
total net sales, for the fiscal years ended March 31, 1997, 1996 and 1995, respectively.

     Sales under U.S. government contracts and subcontracts accounted for approximately 10%, 10% and 9% of total sales in 1997, 1996 and 1995, respectively.

  INDEPENDENT AUDITORS' REPORT

To the Stockholders of ZERO Corporation:

     We have audited the accompanying consolidated balance sheets of ZERO Corporation and its subsidiaries as of March 31, 1997 and 1996, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ZERO Corporation and its subsidiaries at March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.


/S/ Deloitte & Touche LLP

Los Angeles, California
May 12, 1997

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

     In management's opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ZERO Corporation and its subsidiaries at March 31, 1997 and 1996, and the results of operations and cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.


/s/ Wilford D. Godbold, Jr.    /s/  George A. Daniels      /s/ Diane N. Kajikami

Wilford D. Godbold, Jr.        George A. Daniels           Diane N. Kajikami
President and Chief            Vice President and Chief    Controller and Chief
Executive Officer              Financial Officer           Accounting Officer

May 12, 1997

  SUPPLEMENTARY CONDENSED STATEMENTS
                       OF CONSOLIDATED INCOME
(In $000s, except per share data)

Years Ended March 31,                                    1997          1996           1995           1994           1993
------------------------------------------------------------------------------------------------------------------------

Net Sales                                            $225,442      $206,247       $179,694       $171,821       $160,466
Cost of Sales                                         151,131       135,708        118,084        115,957        107,663
Selling and Administrative Expenses                    45,522        43,933         39,769         36,482         35,388
Operating Income                                       28,789        26,606         21,841         19,382         17,415
Other Income, Net                                       2,362         2,804          3,047          2,062          2,106
Interest Expense                                        4,670         1,163            662            481            519
Income Before Income Taxes                             26,481        28,247         24,226         20,963         19,002
Net Income                                            $15,888       $16,950        $14,825        $12,851        $11,635
Per Share Data:
      Earnings                                          $1.28         $1.07          $0.93          $0.81          $0.74
      Dividends Paid                                     0.12          0.44           0.41           0.40           0.40
========================================================================================================================

  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                   Gross       Income Before       Net      Earnings Per
Quarter Ended:                                     Net Sales       Profit      Income Taxes      Income     Common Share
------------------------------------------------------------------------------------------------------------------------
1997
March 31, 1997                                    $58,845,000   $18,975,000     $6,863,000     $4,167,000      $0.33
December 31, 1996                                  58,546,000    19,210,000      6,878,000      4,199,000       0.34
September 30, 1996                                 53,387,000    17,372,000      6,310,000      3,722,000       0.30
June 30, 1996                                      54,664,000    18,754,000      6,430,000      3,800,000       0.31
1996
March 31, 1996                                    $55,915,000   $19,144,000     $8,064,000     $4,841,000      $0.32
December 31, 1995                                  50,328,000    16,775,000      6,420,000      3,852,000       0.24
September 30, 1995                                 51,387,000    18,026,000      7,584,000      4,550,000       0.28
June 30, 1995                                      48,617,000    16,594,000      6,179,000      3,707,000       0.23
========================================================================================================================